MEMORANDUM OF CHANGES
                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 427

     This Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of the Trusts. All page numbers below refer to Prospectus Part I.

     Cover Page. The Trust name, Estimated Current Return, Estimated
                 Long-Term Return, CUSIP number and date of the prospectus have been completed.

         Page 2. The "Summary of Essential Financial Information" has been completed.

      Pages 3-4. The "Portfolio" and the notes thereto have been completed.

         Page 5. The Underwriters have been named.

         Page 6. The "Report of Independent Certified Public Accountants" and
                 "Statement of Condition" have been completed.

Back Cover Page. The name of the Trust and date of the prospectus has been completed.




                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 427

B.   Name of Depositor: VAN KAMPEN FUNDS INC.

C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER               VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy       Attention:  A. Thomas Smith III
         111 West Monroe Street           1 Parkview Plaza
         Chicago, Illinois  60603         Oakbrook Terrace, Illinois  60181-5555

E. Title of securities being registered: Units of fractional undivided beneficial interest.

F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

/ X / Check box if it is proposed that this filing will become effective on March 26, 2003 at 8:00 a.m. pursuant to Rule 487.


                        VAN KAMPEN FOCUS PORTFOLIOS (SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


                                 OHIO IM-IT 122

    Ohio Insured Municipals Income Trust, Series 122 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal and state tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Focus Portfolios, Municipal Series 427.

                                             Monthly                Semi-Annual
                                          Distributions            Distributions
                                          -------------            ------------
        Estimated Current Return:             4.35%                    4.39%
        Estimated Long Term Return:           4.22%                    4.26%
        CUSIP:                             67738H-32-4              67738H-33-2


   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                                PROSPECTUS PART I


                                 MARCH 26, 2003


                       This prospectus contains two parts.

 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.




                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
--------------------------------------------------------------------------------
GENERAL INFORMATION
--------------------------------------------------------------------------------
Date of Deposit                             March 26, 2003
Principal amount of bonds in Trust              $3,045,000
Principal amount of bonds per Unit (1)             $952.46
Number of Units                                      3,197
Weighted average maturity of bonds                25 years

--------------------------------------------------------------------------------
UNIT PRICE
--------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $ 3,040,360
Aggregate offering price of bonds per Unit     $    951.00
  Plus sales charge per Unit                   $     49.00
Public offering price per Unit (2)             $  1,000.00
Redemption price per Unit                      $    943.86

--------------------------------------------------------------------------------
PORTFOLIO DIVERSIFICATION (% OF PAR VALUE)
--------------------------------------------------------------------------------
General Obligation                                    39%
Airport                                               23
Higher Education                                      17
Health Care                                           15
Transportation                                         6
                                                  --------
Total                                                100%
                                                  ========

--------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income         $    45.94   $     45.94
  Less estimated expenses (4)     $     2.44   $      2.04
  Less estimated insurance expenses    $  --        $   --
Estimated net interest income     $    43.50   $     43.90

--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Sales Charge (% of Unit Price)         4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's fee (5)               $     0.91   $      0.51
  Supervisory, bookkeeping and
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     0.77   $      0.77
                                  -----------  -----------
Total annual expenses per Unit    $     2.44   $      2.04
                                  ===========  ===========

--------------------------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
--------------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution  $       4.83 on     $      12.19 on
                         May 25, 2003       July 25, 2003
Normal distribution (3)    $     3.62         $     21.95
Record dates              10th day of         July 10 and
                           each month          January 10
Distribution dates        25th day of         July 25 and
                           each month          January 25


--------------------------------------------------------------------------------

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


(2) After the first settlement date (March 31, 2003), you will pay accrued interest from this date to your settlement date less interest distributions.


(3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

(4) This shows estimated expenses in the first year other than insurance expenses.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.





PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       PRICE TO
PRINCIPAL        MATURITY DATE OF BONDS (1)(2)                             RATING (3)  FEATURE (4)      TRUST (2)
---------------  --------------------------------------------------------- ----------  --------------  ---------------
$     195,000    Columbus, Ohio, Tax Increment Financing Revenue Bonds
                   (Easton Project) AMBAC Assurance Insured                            2009 @ 101
                   #4.875% Due 12/01/2024                                      AAA     2020 @ 100 S.F.  $   196,490
      100,000    Mahoning County, Ohio, Hospital Facilities Revenue Bonds,
                   Forum Health Obligated Group, Series A (MBIA Insured)               2008 @ 101
                   #5.00% Due 11/15/2025                                       AAA     2018 @ 100 S.F.      101,224
      500,000    University of Cincinnati, Ohio, General Revenue Bonds
                   (FGIC Insured)
                   #4.50% Due 06/01/2026                                       AAA     2013 @ 100           480,280
      250,000    Independence, Ohio, Local School District, School Improvement,
                   General Obligation Bonds (FGIC Insured)                             2013 @ 100
                   #4.75% Due 12/01/2026                                       AAA     2022 @ 100 S.F.      250,520
      500,000    Reynoldsberg, Ohio, City School District, School Facilities,
                   Construction & Improvement General Obligation Bonds
                   (FGIC Insured)
                   #4.60% Due 12/01/2027                                      Aaa*     2013 @ 100           488,095
      200,000    Columbus, Ohio, Municipal Airport Authority, Airport
                   Improvement Revenue Bonds, Port Columbus,
                   Series B (AMBAC Assurance Insured)                                  2008 @ 101
                   #5.00% Due 01/01/2028                                       AAA     2019 @ 100 S.F.      202,468
      250,000    Pickerington, Ohio, Local School District General Obligation
                   Bonds, School Facilities Construction & Improvement
                   (FGIC Insured)                                                      2011 @ 100
                   #5.00% Due 12/01/2028                                       AAA     2021 @ 100 S.F.      254,217
      200,000    Olentangy, Ohio, Local School District General Obligation
                   Bonds (FSA Insured)                                                 2012 @ 100
                   #5.00% Due 12/01/2030                                       AAA     2026 @ 100 S.F.      203,040
      500,000    Cleveland, Ohio, Airport System Revenue Bonds, Series A
                   (FSA Insured)                                                       2010 @ 101
                   #5.00% Due 01/01/2031                                       AAA     2023 @ 100 S.F.      506,945
      350,000    Akron, Ohio, Bath and Copley Joint Township Hospital District,
                   Hospital Improvement Revenue Bonds, Series 2001
                   (Children's Hospital Medical Center of Akron)
                   FSA Insured                                                         2011 @ 101
                   #5.00% Due 11/15/2031                                      Aaa*     2023 @ 100 S.F.      357,081
=============                                                                                           ===========
$   3,045,000                                                                                           $ 3,040,360
=============                                                                                           ===========


For an explanation of the footnotes used on this page, see "Notes to Portfolio".



NOTES TO PORTFOLIO

(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from March 6, 2003 to March 25, 2003.

(2) Other information regarding the bonds is as follows:

                        COST TO           PROFIT (LOSS)
                        SPONSOR            TO SPONSOR
                    ---------------      ---------------
                  $    3,037,014        $      3,346

     The breakdown of the preinsured bond insurers is as follows: AMBAC Assurance 13%, Financial Guaranty 49%, MBIA 3% and FSA 35%.


     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

     "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.


   OHIO. The financial condition of the State of Ohio is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its fiscal year or fiscal biennium in a deficit position.

   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The Ohio economy continues to rely in part on durable goods manufacturing, largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. Yet, the Ohio economy has become more diversified with expansion into the service and other non-manufacturing sectors. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and a significant portion of total employment in agribusiness.

   The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State governmental operations and consequently its ability to pay debt service on its obligations.

   Further information concerning Ohio risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus
Part II.

   TAX STATUS. For a discussion of the Federal tax status of income earned on Ohio IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II.

   In the opinion of Squire, Sanders & Dempsey L.L.P., special counsel to the Trust for Ohio tax matters, assuming the Ohio IM-IT continues to qualify as a grantor trust under Section 676(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that at all times at least fifty percent (50%) of the total assets of the Ohio IM-IT will consist of interest-bearing Obligations of the State of Ohio or its political subdivisions or similar obligations of other states of their political subdivisions under existing law:

   (1) The Ohio IM-IT Trust is not taxable as a corporation or otherwise for purposes of the Ohio personal income tax, school district or municipal income taxes in Ohio, the Ohio corporation franchise tax, or the Ohio dealers in intangibles tax.

   (2) Distributions with respect to Units of the Ohio IM-IT Trust ("Distributions") will be treated as the income of the Unitholders for purposes of the Ohio personal income tax, and school district and municipal income taxes in Ohio and the Ohio corporation franchise tax in proportion to the respective interest therein of each Unitholder.

   (3) Distributions properly attributable to interest on obligations issued by or on behalf of the State of Ohio, political subdivisions thereof, or agencies or instrumentalities thereof ("Ohio Obligations") held by the Trust are exempt from the Ohio personal income tax, school district and municipal income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

   (4) Distributions properly attributable to interest on obligations issued by the governments of Puerto Rico, the Virgin Islands or Guam ("Territorial Obligations") held by the Ohio IM-IT Trust the interest on which is exempt from state income taxes under the laws of the United States are exempt from the Ohio personal income tax, and municipal and school district income taxes in Ohio and, provided such interest is excluded from gross income for federal income tax purposes, are excluded from the net income base of the Ohio corporation franchise tax when distributed or deemed distributed to Unitholders.

   (5) Distributions properly attributable to proceeds of insurance paid to the Ohio IM-IT Trust that represent maturing or matured interest on defaulted obligations held by the Ohio IM-IT Trust and that are excluded from gross income for federal income tax purposes will be exempt from Ohio personal income tax, and school district and municipal income taxes in Ohio and the net income base of the Ohio corporation franchise tax.

   (6) Distributions of profit made on the sale, exchange or other disposition by the Ohio IM-IT Trust of Ohio Obligations, including distributions of "capital gain dividends" as defined in Section 852(b)(3)(C) of the Code, properly attributable to the sale, exchange or other disposition of Ohio Obligations are exempt from Ohio personal income tax, and school district and municipal income taxes in Ohio, and are excluded from the net income base of the Ohio corporation franchise tax.

     UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.


    NAME                                      ADDRESS                                                         UNITS
---------------------------------------       ----------------------------------------------------     -----------------
  Van Kampen Funds Inc.                       One Parkview Plaza, Oakbrook Terrace, Illinois 60181               2,897
  Edward Jones & Co.                          201 Progress Parkway, Maryland Heights, Missouri 63043               100
  Morgan Stanley DW Inc.                      1585 Broadway, New York, New York 10036                              100
  Prudential Investment                       100 Mulberry Street, Gateway Center 3,                               100
     Management Services L.L.C.                  6th Floor, Newark, New Jersey 07102
                                                                                                       -----------------
                                                                                                                 3,197
                                                                                                       =================




                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Ohio IM-IT 122 (included in Van Kampen Focus Portfolios, Municipal Series 427):

   We have audited the accompanying statement of condition and the portfolio of Ohio IM-IT 122 (included in Van Kampen Focus Portfolios, Municipal Series 427) as of March 26, 2003. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ohio IM-IT 122 (included in Van Kampen Focus Portfolios, Municipal Series 427) as of March 26, 2003, in conformity with accounting principles generally accepted in the United States of America.

   Chicago, Illinois                                        GRANT THORNTON LLP
   March 26, 2003



                             STATEMENT OF CONDITION

                              AS OF MARCH 26, 2003

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                         $  3,040,360
   Accrued interest to the first settlement date (1)(2)             33,210
                                                              ------------
         Total                                                $  3,073,570
                                                              ------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)           $     33,210
   Interest of Unitholders--
         Cost to investors                                       3,197,000
         Less: Gross underwriting commission                       156,640
                                                              ------------
         Net interest to Unitholders (1)(2)                      3,040,360
                                                              ------------
         Total                                                $  3,073,570
                                                              ------------
   Units outstanding                                                 3,197
                                                              ------------
   Net asset value per Unit                                   $     951.00
                                                              ------------


--------------------------------------------------------------------------------

(1) The value of the bonds is determined by J.J. Kenny Co., Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.




FOCUS ON . . .

  o YOUR PROSPECTUS PART I
    Summary of Essential Financial Information......2
    Portfolio.......................................3
    Notes to Portfolio..............................4
    Ohio............................................5
    Tax Status......................................5
    Underwriting....................................6
    Report of Certified Public Accountants..........7
    Statement of Condition..........................7

  o DAILY PRICES
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1) Contact the Trustee
        (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1) Contact Van KampeN
         (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
        http://www.sec.gov
    (1) Contact the Trustee
        (800) 221-7668


                                                                      I-OHPRO122
                                                                       #36708-01

                        Van Kampen Focus Portfolios (SM)
                       A Division of Van Kampen Funds Inc.

                                PROSPECTUS PART I

                                 MARCH 26, 2003


                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 427

                                 OHIO IM-IT 122





                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555




                        VAN KAMPEN FOCUS PORTFOLIOS (SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


                             PENNSYLVANIA IM-IT 274

    Pennsylvania Insured Municipals Income Trust, Series 274 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal and state tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Focus Portfolios, Municipal Series 427.

                                          Monthly                Semi-Annual
                                       Distributions            Distributions
                                       -------------            ------------
       Estimated Current Return:           4.31%                    4.35%
       Estimated Long Term Return:         4.23%                    4.28%
       CUSIP:                           70884F-80-3              70884F-81-1


   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                                PROSPECTUS PART I


                                 MARCH 26, 2003


                       This prospectus contains two parts.

 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.





                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
--------------------------------------------------------------------------------
GENERAL INFORMATION
--------------------------------------------------------------------------------
Date of Deposit                             March 26, 2003
Principal amount of bonds in Trust              $3,020,000
Principal amount of bonds per Unit (1)             $953.89
Number of Units                                      3,166
Weighted average maturity of bonds                28 years

--------------------------------------------------------------------------------
UNIT PRICE
--------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $ 3,010,879
Aggregate offering price of bonds per Unit     $    951.00
  Plus sales charge per Unit                   $     49.00
Public offering price per Unit (2)             $  1,000.00
Redemption price per Unit                      $    943.85

--------------------------------------------------------------------------------
PORTFOLIO DIVERSIFICATION (% OF PAR VALUE)
--------------------------------------------------------------------------------
Transportation                                        46%
General Obligation                                    20
Higher Education                                      17
Public Building                                       17
                                                  --------
Total                                                100%
                                                  ========

--------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income         $    45.53   $     45.53
  Less estimated expenses (4)     $     2.43   $      2.01
  Less estimated insurance expenses    $  --        $   --
Estimated net interest income     $    43.10   $     43.52

--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Sales Charge (% of Unit Price)         4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's fee (5) (6)           $     0.91   $      0.51
  Supervisory, bookkeeping and
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     0.83   $      0.81
                                  -----------  -----------
Total annual expenses per Unit    $     2.50   $      2.08
                                  ===========  ===========

--------------------------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
--------------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution  $       4.78 on     $      12.09 on
                         May 25, 2003       July 25, 2003
Normal distribution (3)    $     3.59         $     21.76
Record dates              10th day of         July 10 and
                           each month          January 10
Distribution dates        25th day of         July 25 and
                           each month          January 25


--------------------------------------------------------------------------------

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


(2) After the first settlement date (March 31, 2003), you will pay accrued interest from this date to your settlement date less interest distributions.


(3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

(4) This shows estimated expenses in the first year other than insurance expenses.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.


(6) During the first year the Trustee will reduce its fee by approximately $.07 per Unit (which is the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" or "delayed delivery" bonds). Should the interest exceed this amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be the amount indicated above. Estimated interest income will increase to $45.60. Estimated expenses will increase to $2.50 and $2.08 under the monthly and semi-annual distribution plans, respectively. Estimated net interest income will remain as shown.





PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                                                        OFFERING
AGGREGATE        NAME OF ISSUER, TITLE, INTEREST RATE AND                              REDEMPTION       PRICE TO
PRINCIPAL        MATURITY DATE OF BONDS (1)(2)                             RATING (3)  FEATURE (4)      TRUST (2)
---------------  --------------------------------------------------------- ----------  --------------  ---------------
$     500,000    Northeastern Pennsylvania, Hospital and Education Authority
                   (Luzerne County) School Revenue Bonds, Series 1998
                   (Wyoming Seminary Project) MBIA Insured                             2008 @ 100
                   #4.75% Due 10/01/2028                                       AAA     2019 @ 100 S.F.  $   498,115
      500,000    Pittsburgh and Allegheny County, Pennsylvania, Public
                   Auditorium Authority, Hotel Room Excise Tax Revenue
                   Bonds, Series 1999 (AMBAC Assurance Insured)                        2009 @ 101
                   #4.50% Due 02/01/2029##                                     AAA     2025 @ 100 S.F.      477,550
      500,000    Southeastern Pennsylvania Transportation Authority, Special
                   Revenue Bonds, Series 1999A (FGIC Insured)                          2009 @ 101
                   #4.75% Due 03/01/2029                                       AAA     2025 @ 100 S.F.      498,335
      145,000    McKeesport, Pennsylvania, Area School District General
                   Obligation Bonds (FGIC Insured)
                   #5.00% Due 10/01/2030##                                     AAA     2011 @ 100           147,427
      500,000    Pennsylvania, Turnpike Commission, Registration Fee Revenue
                   Bonds Series 2001 (AMBAC Assurance Insured)                         2011 @ 101
                   #5.00% Due 07/15/2031##                                     AAA     2029 @ 100 S.F.      509,705
      225,000    Philadelphia, Pennsylvania, General Obligation Bonds, Series
                   2001 (FSA Insured)                                                  2011 @ 100
                   #5.00% Due 09/15/2031##                                     AAA     2026 @ 100 S.F.      228,033
      250,000    Abington, Pennsylvania, School District General Obligation
                   Bonds (FGIC Insured)                                                2011 @ 100
                   #4.75% Due 03/15/2033                                      Aaa*     2030 @ 100 S.F.      248,878
      400,000    Puerto Rico, Commonwealth, Highway and Transportation
                   Authority, Transportation Revenue Bonds (MBIA Insured)              2018 @ 100
                   #4.75% Due 07/01/2038##                                     AAA     2029 @ 100 S.F.      402,836
=============                                                                                           ===========
$   3,020,000                                                                                           $ 3,010,879
=============                                                                                           ===========


For an explanation of the footnotes used on this page, see "Notes to Portfolio".

NOTES TO PORTFOLIO

(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from March 25, 2003 to March 26, 2003.

(2) Other information regarding the bonds is as follows:

                       COST TO           PROFIT (LOSS)
                       SPONSOR            TO SPONSOR
                   ---------------      ---------------
                 $    2,989,406        $     21,473

     The breakdown of the preinsured bond insurers is as follows: AMBAC Assurance 33%, Financial Guaranty 30%, MBIA 30% and FSA 7%.


     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

     "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the bond is by Moody's. "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.


   PENNSYLVANIA. The financial condition of the Commonwealth of Pennsylvania is affected by various national, economic, social and environmental policies and conditions. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. Historically, the economy of the Commonwealth has been dependent on heavy industry and manufacturing. Growth in the Commonwealth economy has more recently been in the service sector, including trade, health services and educational institutions. Growth in these sectors may be affected by federal funding and state legislation.

   The Commonwealth is a party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations.

   All outstanding general obligation bonds of the Commonwealth are rated AA by Standard and Poor's and Aa2 by Moody's.

   Further information concerning Pennsylvania risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

   TAX STATUS. For a discussion of the Federal tax status of income earned on Pennsylvania IM-IT Trust Units, see "Federal Tax Status" in Prospectus Part II.

   We have examined certain laws of the State of Pennsylvania (the "State") to determine their applicability to the Pennsylvania IM-IT Trust and to the holders of Units in the Pennsylvania IM-IT Trust who are residents of the State of Pennsylvania (the "Unitholders"). The assets of the Pennsylvania IM-IT Trust will consist of interest-bearing obligations issued by or on behalf of the State, any public authority, commission, board or other agency created by the State or a political subdivision of the State, or political subdivisions thereof (the "Bonds"). Distributions of income with respect to the Bonds received by the Pennsylvania IM-IT Trust will be made monthly.

   Although we express no opinion with respect thereto, in rendering the opinion expressed herein, we have assumed that: (i) the Bonds were validly issued by the State or its municipalities, as the case may be, (ii) the interest thereon is excludable from gross income for federal income tax purposes, (iii) the interest thereon is exempt from Pennsylvania State and local taxes and (iv) the Bonds are exempt from county personal property taxes. This opinion does not address the taxation of persons other than full-time residents of Pennsylvania.

   In the opinion of Chapman and Cutler, special counsel for the Pennsylvania IM-IT Trust for Pennsylvania tax matters, under existing Pennsylvania law as of the date of this Prospectus and based upon the assumptions set forth above:

   (1) The Pennsylvania IM-IT Trust will have no tax liability for purposes of the personal income tax (the "Personal Income Tax"), the corporate income tax (the "Corporate Income Tax") and the capital stock-franchise tax (the "Franchise Tax"), all of which are imposed under the Pennsylvania Tax Reform Code of 1971, or the Philadelphia School District Investment Net Income Tax (the "Philadelphia School Tax") imposed under Section 19-1804 of the Philadelphia Code of Ordinances.

   (2) Interest on the Bonds, net of Pennsylvania IM-IT Trust expenses, which is exempt from the Personal Income Tax when received by the Pennsylvania IM-IT Trust and which would be exempt from such tax if received directly by a Unitholder, will retain its status as exempt from such tax when received by the Pennsylvania IM-IT Trust and distributed to such Unitholder. Interest on the Bonds which is exempt from the Corporate Income Tax and the Philadelphia School Tax when received by the Pennsylvania IM-IT Trust and which would be exempt from such taxes if received directly by a Unitholder, will retain its status as exempt from such taxes when received by the Pennsylvania IM-IT Trust and distributed to such Unitholder.

   (3) Distributions from the Pennsylvania IM-IT Trust attributable to capital gains recognized by the Pennsylvania IM-IT Trust upon its disposition of a Bond issued on or after February 1, 1994, will be taxable for purposes of the Personal Income Tax and the Corporate Income Tax. No opinion is expressed with respect to the taxation of distributions from the Pennsylvania IM-IT Trust attributable to capital gains recognized by the Pennsylvania IM-IT Trust upon its disposition of a Bond issued before February 1, 1994.

   (4) Distributions from the Pennsylvania IM-IT Trust attributable to capital gains recognized by the Pennsylvania IM-IT Trust upon its disposition of a Bond will be exempt from the Philadelphia School Tax if the Bond was held by the Pennsylvania IM-IT Trust for a period of more than six months and the Unitholder held his Unit for more than six months before the disposition of the Bond. If, however, the Bond was held by the Pennsylvania IM-IT Trust or the Unit was held by the Unitholder for a period of less than six months, then distributions from the Pennsylvania IM-IT Trust attributable to capital gains recognized by the Pennsylvania IM-IT Trust upon its disposition of a Bond issued on or after February 1, 1994 will be taxable for purposes of the Philadelphia School Tax; no opinion is expressed with respect to the taxation of any such gains attributable to Bonds issued before February 1, 1994.

   (5) Insurance proceeds paid under policies which represent maturing interest on defaulted obligations will be exempt from the Corporate Income Tax to the same extent as such amounts are excluded from gross income for federal income tax purposes. No opinion is expressed with respect to whether such insurance proceeds are exempt from the Personal Income Tax or the Philadelphia School Tax.

   (6) Each Unitholder will recognize gain for purposes of the Corporate Income Tax if the Unitholder redeems or sells Units of the Pennsylvania IM-IT Trust to the extent that such a transaction results in a recognized gain to such Unitholder for federal income tax purposes and such gain is attributable to Bonds issued on or after February 1, 1994. No opinion is expressed with respect to the taxation of gains realized by a Unitholder on the sale or redemption of a Unit to the extent such gain is attributable to Bonds issued prior to February 1, 1994.

   (7) A Unitholder's gain on the sale or redemption of a Unit will be subject to the Personal Income Tax, except that no opinion is expressed with respect to the taxation of any such gain to the extent it is attributable to Bonds issued prior to February 1, 1994.

   (8) A Unitholder's gain upon a redemption or sale of Units will be exempt from the Philadelphia School Tax if the Unitholder held his Unit for more than six months and the gain is attributable to Bonds held by the Pennsylvania IM-IT Trust for a period of more than six months. If, however, the Unit was held by the Unitholder for less than six months or the gain is attributable to Bonds held by the Pennsylvania IM-IT Trust for a period of less than six months, then the gains will be subject to the Philadelphia School Tax; except that no opinion is expressed with respect to the taxation of any such gains attributable to Bonds issued before February 1, 1994.

   (9) The Bonds will not be subject to taxation under the County Personal Property Tax Act of June 17, 1913 (the "Personal Property Tax"). Personal property taxes in Pennsylvania are imposed and administered locally, and thus no assurance can be given as to whether Units will be subject to the Personal Property Tax in a particular jurisdiction. However, in our opinion, Units should not be subject to the Personal Property Tax.

   Unitholders should be aware that, generally, interest on indebtedness incurred or continued to purchase or carry Units is not deductible for purposes of the Personal Income Tax, the Corporate Income Tax or the Philadelphia School Tax.

   We have not examined any of the Bonds to be deposited and held in the Pennsylvania IM-IT Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from federal or state income taxation of interest on the Bonds if interest thereon had been received directly by a Unitholder.

   Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Pennsylvania law. Ownership of the Units may result in collateral Pennsylvania tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

     UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.


    NAME                                      ADDRESS                                                         UNITS
-------------------------------------         ----------------------------------------------------     -----------------
  SWS Securities Inc.                         1201 Elm Street, Suite 4300, Dallas, Texas 75270                   2,066
  Prudential Investment                       100 Mulberry Street, Gateway Center 3,                               250
     Management Services L.L.C.                  6th Floor, Newark, New Jersey 07102
  Raymond James & Associates, Inc.            880 Carillon Parkway, St. Petersburg, Florida 33733                  250
  Fahnestock & Co., Inc.                      110 Wall Street, 8th Floor, New York, New York 10005                 100
  Janney Montgomery Scott Inc.                1801 Market Street, 11th Floor, Philadelphia, Pennsylvania 19103     100
  Edward Jones & Co.                          201 Progress Parkway, Maryland Heights, Missouri 63043               100
  Morgan Stanley DW Inc.                      1585 Broadway, New York, New York 10036                              100
  Ryan, Beck & Co.                            80 Main Street, West Orange, New Jersey 07052                        100
  Wachovia Securities Inc.                    River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219    100
                                                                                                       -----------------
                                                                                                                 3,166
                                                                                                       =================


                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Pennsylvania IM-IT 274 (included in Van Kampen Focus Portfolios, Municipal Series 427):

   We have audited the accompanying statement of condition and the portfolio of Pennsylvania IM-IT 274 (included in Van Kampen Focus Portfolios, Municipal Series 427) as of March 26, 2003. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania IM-IT 274 (included in Van Kampen Focus Portfolios, Municipal Series 427) as of March 26, 2003, in conformity with accounting principles generally accepted in the United States of America.

   Chicago, Illinois                                        GRANT THORNTON LLP
   March 26, 2003



                             STATEMENT OF CONDITION

                              AS OF MARCH 26, 2003

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                         $   3,010,879
   Accrued interest to the first settlement date (1)(2)              28,660
                                                              -------------
         Total                                                $   3,039,539
                                                              -------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)           $      28,660
   Interest of Unitholders--
         Cost to investors                                        3,166,000
         Less: Gross underwriting commission                        155,121
                                                              -------------
         Net interest to Unitholders (1)(2)                       3,010,879
                                                              -------------
         Total                                                $   3,039,539
                                                              -------------
   Units outstanding                                                  3,166
                                                              -------------
   Net asset value per Unit                                   $      951.00
                                                              -------------


--------------------------------------------------------------------------------

(1) The value of the bonds is determined by J.J. Kenny Co., Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.





FOCUS ON . . .

  o YOUR PROSPECTUS PART I
    Summary of Essential Financial Information......2
    Portfolio.......................................3
    Notes to Portfolio..............................4
    Pennsylvania....................................5
    Tax Status......................................5
    Underwriting....................................6
    Report of Certified Public Accountants..........7
    Statement of Condition..........................7

  o DAILY PRICES
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1) Contact the Trustee
        (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1) Contact Van KampeN
         (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
        http://www.sec.gov
    (1) Contact the Trustee
        (800) 221-7668


                                                                      I-PAPRO274
                                                                       #36705-01


                        Van Kampen Focus Portfolios (SM)
                       A Division of Van Kampen Funds Inc.

                                PROSPECTUS PART I

                                 MARCH 26, 2003

                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 427

                             PENNSYLVANIA IM-IT 274





                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555



                        VAN KAMPEN FOCUS PORTFOLIOS (SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


                   INVESTMENT GRADE MUNICIPAL TRUST, SERIES 28

   Investment Grade Municipal Trust, Series 28 invests in a portfolio of tax-exempt municipal bonds. The Trust seeks to provide federal tax-exempt income and to preserve capital. The Trust is a unit investment trust included in Van Kampen Focus Portfolios, Municipal Series 427.

                                      Monthly                Semi-Annual
                                   Distributions            Distributions
                                   -------------            ------------
    Estimated Current Return:          5.04%                    5.08%
    Estimated Long Term Return:        4.85%                    4.89%
    CUSIP:                          920915-64-2              920915-65-9


   Estimated current return shows the estimated cash you should receive each year divided by the Unit price. Estimated long term return shows the estimated return over the estimated life of your Trust. We base this estimate on an average of the bond yields over their estimated life. This estimate also reflects the sales charge and estimated expenses. We derive the average yield for your portfolio by weighting each bond's yield by its value and estimated life. Unlike estimated current return, estimated long term return accounts for maturities, discounts and premiums of the bonds. These estimates show a comparison rather than a prediction of returns. No return calculation can predict your actual return. Your actual return may vary from these estimates.

                                PROSPECTUS PART I


                                 MARCH 26, 2003


                       This prospectus contains two parts.

 No one may use this Prospectus Part I unless accompanied by Prospectus Part II.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.





                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
--------------------------------------------------------------------------------
GENERAL INFORMATION
--------------------------------------------------------------------------------
Date of Deposit                             March 26, 2003
Principal amount of bonds in Trust              $8,420,000
Principal amount of bonds per Unit (1)             $937.33
Number of Units                                      8,983
Weighted average maturity of bonds                25 years

--------------------------------------------------------------------------------
UNIT PRICE
--------------------------------------------------------------------------------
Aggregate offering price of bonds in Trust     $ 8,542,872
Aggregate offering price of bonds per Unit     $    951.00
  Plus sales charge per Unit                   $     49.00
Public offering price per Unit (2)             $  1,000.00
Redemption price per Unit                      $    943.97

--------------------------------------------------------------------------------
PORTFOLIO DIVERSIFICATION (% OF PAR VALUE)
--------------------------------------------------------------------------------
Health Care                                           52%
General Obligation                                    23
Higher Education                                      12
Industrial Revenue                                    12
Other Care                                             1
                                                  --------
Total                                                100%
                                                  ========

--------------------------------------------------------------------------------
ESTIMATED ANNUAL INCOME PER UNIT
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Estimated interest income         $    52.44   $     52.44
  Less estimated expenses (4)     $     2.04   $      1.64
Estimated net interest income     $    50.40   $     50.80

--------------------------------------------------------------------------------
EXPENSES
--------------------------------------------------------------------------------
                                                  Semi-
                                    Monthly      Annual
                                 Distributions Distributions
                                  -----------  -----------
Sales Charge (% of Unit Price)         4.90%         4.90%
Estimated Annual Expenses per Unit
  Trustee's fee (5) (6)           $     0.91   $      0.51
  Supervisory, bookkeeping and
    administrative services fee   $     0.40   $      0.40
  Evaluation fee (5)              $     0.36   $      0.36
  Other operating expenses        $     0.44   $      0.44
                                  -----------  -----------
Total annual expenses per Unit    $     2.11   $      1.71
                                  ===========  ===========

--------------------------------------------------------------------------------
ESTIMATED DISTRIBUTIONS
--------------------------------------------------------------------------------
                                                Semi-
                           Monthly             Annual
                        Distributions       Distributions
                      -----------------   -----------------
Initial distribution  $       5.59 on     $       9.87 on
                         May 25, 2003       June 25, 2003
Normal distribution (3)    $     4.20         $     25.40
Record dates              10th day of         June 10 and
                           each month         December 10
Distribution dates        25th day of         June 25 and
                           each month         December 25


--------------------------------------------------------------------------------

(1) Some bonds may mature or be called or sold during your Trust's life. This could include a call or sale at a price below par value. We cannot guarantee that the value of your Units will equal the principal amount of bonds per Unit when you redeem them or when your Trust terminates.


(2) After the first settlement date (March 31, 2003), you will pay accrued interest from this date to your settlement date less interest distributions.


(3) We base this amount on estimated cash flows per Unit. This amount will vary with changes in expenses, interest rates and maturity, call or sale of bonds. The Information Supplement includes the estimated cash flows.

(4) This shows estimated expenses in the first year.

(5) Your Trust assesses this fee per $1,000 principal amount of bonds. Your Trust assesses other fees per Unit.


(6) During the first year the Trustee will reduce its fee by approximately $.07 per Unit (which is the estimated interest to be earned prior to the expected delivery dates for the "when, as and if issued" or "delayed delivery" bonds). Should the interest exceed this amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be the amount indicated above. Estimated interest income will increase to $52.51. Estimated expenses will increase to $2.11 and $1.71 under the monthly and semi-annual distribution plans, respectively. Estimated net interest income will remain as shown.





PORTFOLIO
-------------------------------------------------------------------------------------------------------------------
                                                                         RATING (3)
                                                                     ------------------                   OFFERING
AGGREGATE    NAME OF ISSUER, TITLE, INTEREST RATE AND                STANDARD            REDEMPTION       PRICE TO
PRINCIPAL    MATURITY DATE OF BONDS (1)(2)                           & POOR'S   MOODY'S  FEATURE (4)      TRUST (2)
------------ ------------------------------------------------------ ---------- --------- ---------------- ------------
$ 1,010,000   Illinois, Development Finance Authority, Hospital Revenue
                Bonds, Adventist Health System, Sunbelt
                Obligated Group                                                          2009 @ 101
                #5.50% Due 11/15/2020                                   A-       A3      2015 @ 100 S.F.  $ 1,019,110
    250,000   Illinois, Health Facilities Authority, Revenue Bonds (Loyola
                University Health System) Series A                                       2011 @ 100
                #6.00% Due 07/01/2021                                   NR      Baa1     2012 @ 100 S.F.      256,113
  1,000,000   Illinois Development Finance Authority, Revenue Bonds,
                Midwestern University, Series B                                          2011 @ 101
                #6.00% Due 05/15/2026##                                BBB+      NR      2022 @ 100 S.F.    1,046,280
  1,000,000   New York, New York, General Obligation Bonds, Fiscal 2003,
                Series I
                #200M-5.20% Due 03/01/2028                               A       A2      2013 @ 100           201,916
                #800M-5.20% Due 03/01/2028##                             A       A2      2013 @ 100           807,664
    265,000   New York State General Obligation Bonds, Series A                          2013 @ 100
                #4.50% Due 03/15/2028                                   AA       A2      2026 @ 100 S.F.      249,561
    500,000   Connecticut, Development Authority, Pollution Control,
                Revenue Refunding Bonds, Connecticut Light and
                Power, Series A
                5.85% Due 09/01/2028                                    BBB      A3      2008 @ 102           526,420
    100,000   Montgomery County, Pennsylvania, Industrial Development
                Authority, Retirement Community Revenue Bonds,
                Retirement-Life Communities                                              2008 @ 101
                #5.25% Due 11/15/2028##                                BBB+      NR      2023 @ 100 S.F.       93,451
  1,200,000   Tomball, Texas, Hospital Authority Revenue, Hospital
                Revenue Bonds (Tomball Regional Hospital)                                2009 @ 101
                #500M-6.00% Due 07/01/2029                              NR      Baa2     2026 @ 100 S.F.      503,090
                                                                                         2009 @ 101
                #700M-6.00% Due 07/01/2029##                            NR      Baa2     2026 @ 100 S.F.      704,326
  1,000,000   Louisiana, Public Facilities Authority, Hospital Revenue
                Bonds, Touro Infirmary Project, Series A                                 2009 @ 101
                #5.625% Due 08/15/2029                                 BBB+     Baa1     2020 @ 100 S.F.      996,110
    500,000   Michigan, Strategic Fund Limited Obligation Revenue
                Refunding Bonds (Detroit Edison Pollution Control)
                Series C
                5.45% Due 09/01/2029                                    A-       A3      2011 @ 100           514,350
    500,000   California, Refunding General Obligation Bonds                             2012 @ 100
                #5.25% Due 04/01/2030##                                  A       A2      2028 @ 100 S.F.      509,305
    300,000   Indiana Health Facility Finance Authority, Health System
                Revenue Bonds, Sisters Saint Francis                                     2011 @ 101
                #5.50% Due 11/01/2031                                   NR       Aa3     2022 @ 100 S.F.      305,502
    650,000   Scottsdale, Arizona, Industrial Development Authority,
                Hospital Revenue Bonds (Scottsdale Healthcare)                           2011 @ 101
                #5.80% Due 12/01/2031##                                BBB+      A3      2022 @ 100 S.F.      670,625
    145,000   Almont, Michigan, Community Schools General Obligation
                Refunding Bonds, School Building and Site - School
                BoardLoan Fund Qualified                                                 2012 @ 100
                #4.65% Due 05/01/2032                                   AAA      Aaa     2028 @ 100 S.F.      139,049
============                                                                                              ===========
$ 8,420,000                                                                                               $ 8,542,872
============                                                                                              ===========


For an explanation of the footnotes used on this page, see "Notes to Portfolio".

NOTES TO PORTFOLIO

(1) The bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. Contracts to acquire the bonds were entered into during the period from February 27, 2003 to March 25, 2003.

(2) Other information regarding the bonds is as follows:

                        COST TO           PROFIT (LOSS)
                        SPONSOR            TO SPONSOR
                    ---------------      ---------------
                  $    8,488,518        $     54,354

     Approximately 26.84% of the principal amount of the bonds were issued by issuers located in the state of Illinois.


     The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain bonds. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Bonds marked by "##" following the maturity date have been purchased on a "when, as and if issued" or "delayed delivery" basis. Interest on these bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the first settlement date.

     "#" prior to the coupon rate indicates that the bond was issued at an original issue discount. See "The Trusts--Risk Factors" in Prospectus Part II. The tax effect of bonds issued at an original issue discount is described in "Federal Tax Status" in Prospectus Part II.

(3) "o" indicates that the rating is contingent upon receipt by the rating agency of a policy of insurance obtained by the issuer of the bonds. "NR" indicates that the rating service did not provide a rating for that bond. For a brief description of the ratings see "Description of Ratings" in the Information Supplement.

(4) This is the year in which each bond is initially or currently callable and the call price for that year. Each bond continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of bonds. The bonds may also be subject to redemption without premium at any time pursuant to extraordinary optional or mandatory redemptions if certain events occur. See "The Trusts--Risk Factors" in Prospectus Part II.


     UNDERWRITING. The Underwriters named below have purchased Units in the following amounts from the Sponsor. See "Public Offering--Sponsor and Underwriter Compensation" in Prospectus Part II.


    NAME                                      ADDRESS                                                         UNITS
---------------------------------------       -----------------------------------------------------    -----------------
  Van Kampen Funds Inc.                       One Parkview Plaza, Oakbrook Terrace, Illinois 60181               5,083
  Edward Jones & Co.                          201 Progress Parkway, Maryland Heights, Missouri 63043             3,000
  Morgan Stanley DW Inc.                      1585 Broadway, New York, New York 10036                              250
  SWS Securities Inc.                         1201 Elm Street, Suite 4300, Dallas, Texas 75270                     250
  A.G. Edwards & Sons, Inc.                   One North Jefferson Avenue, St. Louis, Missouri 63103                100
  J.J.B. Hilliard, W.L. Lyons, Inc.           501 South Fourth Street, Louisville, Kentucky 40202                  100
  Prudential Investment                       100 Mulberry Street, Gateway Center 3,                               100
     Management Services L.L.C.                  6th Floor, Newark, New Jersey 07102
  Wachovia Securities Inc.                    River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219    100
                                                                                                       -----------------
                                                                                                                 8,983
                                                                                                       =================



                     REPORT OF CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Investment Grade Municipal Trust, Series 28 (included in Van Kampen Focus Portfolios, Municipal Series 427):

   We have audited the accompanying statement of condition and the portfolio of Investment Grade Municipal Trust, Series 28 (included in Van Kampen Focus Portfolios, Municipal Series 427) as of March 26, 2003. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


   We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase tax-exempt bonds by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Grade Municipal Trust, Series 28 (included in Van Kampen Focus Portfolios, Municipal Series 427) as of March 26, 2003, in conformity with accounting principles generally accepted in the United States of America.

   Chicago, Illinois                                        GRANT THORNTON LLP
   March 26, 2003


                             STATEMENT OF CONDITION

                              AS OF MARCH 26, 2003

INVESTMENT IN BONDS
   Contracts to purchase bonds (1)(2)                          $   8,542,872
   Accrued interest to the first settlement date (1)(2)              105,342
                                                               -------------
         Total                                                 $   8,648,214
                                                               -------------
LIABILITY AND INTEREST OF UNITHOLDERS
   Liability--
         Accrued interest payable to Sponsor (1)(2)            $     105,342
   Interest of Unitholders--
         Cost to investors                                         8,983,000
         Less: Gross underwriting commission                         440,128
                                                               -------------
         Net interest to Unitholders (1)(2)                        8,542,872
                                                               -------------
         Total                                                 $   8,648,214
                                                               -------------
   Units outstanding                                                   8,983
                                                               -------------
   Net asset value per Unit                                    $      951.00
                                                               -------------


--------------------------------------------------------------------------------

(1) The value of the bonds is determined by J.J. Kenny Co., Inc. on the bases set forth under "Public Offering--Offering Price" in Prospectus Part II. The contracts to purchase bonds are collateralized by an irrevocable letter of credit in an amount sufficient to satisfy such contracts.

(2) The Trustee will advance the amount of the net interest accrued to the first settlement date to the Trust for distribution to the Sponsor as the Unitholder of record as of such date.





FOCUS ON . . .

  o YOUR PROSPECTUS PART I
    Summary of Essential Financial Information......2
    Portfolio.......................................3
    Notes to Portfolio..............................4
    Underwriting....................................5
    Report of Certified Public Accountants..........6
    Statement of Condition..........................6

  o DAILY PRICES
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1) Contact the Trustee
        (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1) Contact Van KampeN
         (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION

    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
        http://www.sec.gov
    (1) Contact the Trustee
        (800) 221-7668


                                                                       IGMTPRO28
                                                                       #36700-01


                        Van Kampen Focus Portfolios (SM)
                       A Division of Van Kampen Funds Inc.

                                PROSPECTUS PART I

                                 MARCH 26, 2003

                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 427

                           INVESTMENT GRADE MUNICIPAL
                                TRUST, SERIES 28





                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                     Oakbrook Terrace, Illinois 60181-5555




                         VAN KAMPEN FOCUS PORTFOLIOS(SM)
                       A Division of Van Kampen Funds Inc.

                               PROSPECTUS PART II

                                 SEPTEMBER 2002

                           VAN KAMPEN FOCUS PORTFOLIOS
                                MUNICIPAL SERIES

                   A convenient way to invest in a diversified
                     portfolio of tax-exempt municipal bonds

                       This prospectus contains two parts.

 No one may use this Prospectus Part II unless accompanied by Prospectus Part I.

       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Trust Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.



THE TRUSTS
--------------------------------------------------------------------------------

     GENERAL. Your Trust is one of several unit investment trusts created under the name Van Kampen Focus Portfolios, Municipal Series. The Trusts were created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "Trust Agreement"), dated the date of Prospectus Part I (the "Date of Deposit") among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, J.J. Kenny Co., Inc., as Evaluator, and The Bank of New York, as Trustee.

     The Trusts are separate portfolios of interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax purposes under existing law. All issuers of bonds in a "State Trust" are located in the state for which the Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to the bond issuers, the interest earned on the bonds is exempt to the extent indicated in Prospectus
Part I from state and local taxes. Further, in the opinion of bond counsel to the respective issuers, the interest income of each bond in a U.S. Territorial IM-IT Trust is exempt from state, Commonwealth of Puerto Rico and local income taxation. With the exception of New York and Pennsylvania Trusts, Units of a State Trust may be purchased only by residents of the state for which the Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut and Florida. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Trusts that hold only insured bonds or bonds that are insured under a portfolio insurance policy are referred to herein as "Insured Trusts". Trusts that primarily hold bonds issued by a single state, including political subdivisions and authorities thereof, are referred to herein as "State Trusts". State Trusts, other than State Intermediate Laddered Maturity Trusts or State Intermediate Trusts, are referred to herein as "Long-Term State Trusts".

     On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of bonds indicated in the "Summary of Essential Financial Information" in Prospectus Part I. The bonds in a Trust initially consist of delivery statements relating to contracts for their purchase and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution. Thereafter, the Trustee, in exchange for the bonds in a Trust, delivered to the Sponsor evidence of ownership of the number of Units indicated under "Summary of Essential Financial Information" in Prospectus Part I.

     The portfolio of any IM-IT, Investment Grade Municipal, IM-IT Discount, U.S. Territorial IM-IT, Long-Term State or National Quality Trust consists of bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, Strategic Municipal Trust Intermediate Series, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The portfolio of any State Intermediate Laddered Maturity Trust is structured so that approximately 20% of the bonds will mature each year, beginning in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise between the fifth and tenth years of the Trust. However, the flexibility provided by the return of principal may also eliminate a Unitholder's ability to reinvest at a rate as high as the yield on the bonds which matured.

     Each Unit initially offered represents a fractional undivided interest in the principal and net income of a Trust. To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each Unit will increase, although the actual interest in the Trust will remain unchanged. Units will remain outstanding until redeemed by Unitholders or until the termination of the Trust Agreement.

     OBJECTIVES AND BOND SELECTION. The objectives of the Trusts are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the bonds mature each year beginning in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their objectives. A Trust may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income bonds with greater diversification than they might be able to acquire individually. Insurance guaranteeing the timely payment, when due, of all principal and interest on the bonds in each Insured Trust has been obtained from a municipal bond insurance company. For information relating to insurance on the bonds, see "Insurance on the Bonds in the Insured Trusts". In addition, these bonds are often not available in small amounts.

     In selecting bonds for the Trusts, the Sponsor considered the following factors, among others: (a) either the Standard & Poor's rating of the bonds was not less than "BBB-" ("A-" for Quality Trusts), or the Moody's Investors Service, Inc. ("Moody's") rating of the bonds was not less than "Baa3" ("A3" for Quality Trusts), including provisional or conditional ratings, respectively, (or, if not rated, the bonds had credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt bonds that were so rated as to be acceptable for acquisition by a Trust in the opinion of the Sponsor), (b) the prices of the bonds relative to other bonds of comparable quality and maturity, (c) the diversification of bonds as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance. After the Date of Deposit, a bond may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of a bond from a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the bond (see "Trust Administration--Portfolio Administration"). In particular, the ratings of the bonds in an Investment Grade Municipal Trust could fall below "investment grade" (i.e., below "BBB-" or "Baa3") during the Trust's life and the Trust could continue to hold the bonds. See "The Trusts--Risk Factors".

     THE BONDS. Your Trust invests in municipal bonds. States, municipalities and public authorities issue these bonds to raise money for a variety of purposes. In selecting bonds, the Sponsor seeks to diversify your portfolio by bond purpose. This section briefly describes different bond types to help you better understand your investment. The types of bonds in your portfolio are listed in Prospectus Part I. These bonds are also described in greater detail in the Information Supplement.

     General obligation bonds are backed by the general taxing power of the issuer. The issuer secures these bonds by pledging its faith, credit and unlimited taxing power for the payment of principal and interest.

     Revenue bonds are payable only from the revenue of a specific project or authority. They are not supported by the issuer's general power to levy taxes. The risk of default in payment of interest or principal increases if the income of the related project falters because that income is the only source of payment. All of the following bonds are revenue bonds.

     Airport bonds are obligations of issuers that own and operate airports. The ability of the issuer to make payments on these bonds primarily depends on the ability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, some airlines may have difficulty meeting these obligations.

     Bond banks are vehicles that pool various municipal obligations into larger offerings. This reduces the cost of borrowing for the municipalities. The types of financing projects that these obligations support vary.

     Certificates of participation are generally a type of municipal lease obligation. Lease payments of a governmental entity secure payments on these bonds. These payments depend on the governmental entity budgeting appropriations for the lease payments. A governmental body cannot obligate future governments to appropriate for or make lease payments, but governments typically promise to take action necessary to include lease payments in their budgets. If a government fails to budget for or make lease payments, sufficient funds may not exist to pay interest or principal on these bonds.

     Health care bonds are obligations of issuers that derive revenue from hospitals and hospital systems. The ability of these issuers to make payments on bonds depends on factors such as facility occupancy levels, demand for services, competition resulting from hospital mergers and affiliations, the need to reduce costs, government regulation, costs of malpractice insurance and claims, and government financial assistance (such as Medicare and Medicaid).

     Higher education bonds are obligations of issuers that operate universities and colleges. These issuers derive revenues from tuition, dormitories, grants and endowments. These issuers face problems related to declines in the number of college-age individuals, possible inability to raise tuitions and fees, uncertainty of continued federal grants, state funding or donations, and government legislation or regulation.

     Industrial revenue bonds finance the cost of acquiring, building or improving industrial projects. Private corporations usually operate these projects. The ability of the issuer to make payments on these bonds depends on factors such as the creditworthiness of the corporation operating the project, revenues generated by the project, expenses of the project and environmental or other regulatory restrictions.

     Multi-family housing bonds are obligations of issuers that derive revenues from mortgage loans on multiple family residences, retirement housing or housing projects for low to moderate-income families. These bonds are generally pre-payable at any time. It is likely that their life will be less than their stated maturity. The ability of these issuers to make payments on bonds depends on such factors as rental income, occupancy levels, operating expenses, mortgage default rates, taxes, government regulations and appropriation of subsidies.

     Other care bonds include obligations of issuers that derive revenue from mental health facilities, nursing homes and intermediate care facilities. These bonds are similar to health care bonds and the issuers face the same general risks.

     Public building bonds finance the cost of acquiring, leasing, building or improving public buildings such as offices, recreation facilities, convention centers, police stations, correctional institutions and parking garages. The ability of the issuers to make payments on these bonds depends on factors such as the government budgeting sufficient funds to make lease or mortgage payments on the facility, user fees or rents, costs of maintenance and decreases in use of the facility.

     Public education bonds are obligations of issuers that operate primary and secondary schools. The ability of these issuers to make payments on these bonds depends primarily on ad valorem taxes. These issuers may also face problems related to litigation contesting state constitutionality of public education financing.

     Retail electric/gas/telephone bonds are obligations of issuers that derive revenues from the retail sale of utilities to customers. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for these utilities, competition, government regulation and rate approvals, overhead expenses and the cost of fuels.

     Single family housing bonds are obligations of issuers that derive revenues from mortgage loans on single family residences. Single family residences generally include one to four-family dwellings. These bonds are similar to multi-family housing bonds and the issuers face the same general risks.

     Tax district bonds are obligations secured by a pledge of taxing power by a municipality, such as tax increment financing or tax allocation bonds. These bonds are similar to general obligation bonds. Unlike general obligation bonds, however, the municipality does not pledge its unlimited taxing power to pay these bonds. Instead, the municipality pledges revenues from a specific tax to pay these bonds. If the tax cannot support payment of interest and principal, a municipality may need to raise the related tax to pay these bonds. An inability to raise the tax could have an adverse affect on these bonds.

     Transportation bonds are obligations of issuers that own and operate public transit systems, ports, highways, turnpikes, bridges and other transportation systems. The ability of these issuers to make payments on these bonds depends on variations in use, the degree of government subsidization, competition from other forms of transportation and increased costs. Port authorities derive revenues primarily from fees imposed on ships using the port facilities. These fees can fluctuate depending on the local economy and competition from air, rail and truck transportation. Increased fuel costs, alternative transportation modes and competition from toll-free bridges and roads will impact revenues of issuers that operate bridges, roads or tunnels.

     Waste disposal bonds are obligations of issuers that derive revenues from resource recovery facilities. These facilities process solid waste, generate steam and convert steam to electricity. These issuers face problems such as costs and delays due to environmental concerns, effects of conservation and recycling, destruction or condemnation of a project, void or unenforceable contracts, changes in the economic availability of raw materials, operating supplies or facilities, and other unavoidable changes that adversely affect operation of a project.

     Water and sewer bonds are obligations of issuers that derive revenues from user fees from the sale of water and sewerage services. These issuers face problems such as the ability to obtain rate increases, population declines, difficulties in obtaining new fresh water supplies and "no-growth" zoning ordinances. These issuers also face many of the same problems of waste disposal issuers.

     Wholesale electric bonds are obligations of issuers that derive revenues from selling electricity to other utilities. The ability of these issuers to make payments on these bonds depends on factors such as the rates and demand for electric utilities, competition, overhead expenses and government regulation and rate approvals.

     MORE ABOUT THE BONDS. In addition to describing the purpose of the bonds, other information about the bonds is also listed in the "Portfolio" in Prospectus Part I. This information relates to other characteristics of the bonds. This section briefly describes some of these characteristics.

     Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

     Zero coupon bonds are a type of original issue discount bond. These bonds do not pay any current interest during their life. If an investor own this type of bond, the investor has the right to receive a final payment of the bond's par value at maturity. The price of these bonds often fluctuates greatly during periods of changing market interest rates compared to bonds that make current interest payments. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value.

     "When, as and if issued" bonds are bonds that trade before they are actually issued. This means that the Sponsor can only deliver them to your Trust "when, as and if" the bonds are actually issued. Delivery of these bonds may be delayed or may not occur. Interest on these bonds does not begin accruing to your Trust until the Sponsor delivers the bond to the Trust. You may have to adjust your tax basis if the Sponsor delivers any of these bonds after the expected delivery date. Any adjustment would reflect interest that accrued between the time you purchased your Units and the delivery of the bonds to your Trust. This could lower your first year estimated current return. You may experience gains or losses on these bonds from the time you purchase Units even though your Trust has not yet received them.

     RISK FACTORS. All investments involve risk. This section describes the main risks that can impact the value of bonds in your Trust. You should understand these risks before you invest. If the value of the bonds falls, the value of your Units will also fall. You can lose money by investing in a Trust. No one can guarantee that your Trust will achieve its objective or that your investment return will be positive over any period. The Information Supplement contains a more detailed discussion of risks related to your investment.

     Market risk is the risk that the value of the bonds in your Trust will fluctuate. This could cause the value of your Units to fall below your original purchase price or below the par value. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a bond's issuer or insurer, perceptions of the issuer or insurer, or ratings on a bond. Even though the Supervisor supervises your portfolio, you should remember that no one manages your portfolio. Your Trust will not sell a bond solely because the market value falls as is possible in a managed fund.

     Interest rate risk is the risk that the value of bonds will fall if interest rates increase. Bonds typically fall in value when interest rates rise and rise in value when interest rates fall. Bonds with longer periods before maturity are often more sensitive to interest rate changes.

     Credit risk is the risk that a bond's issuer or insurer is unable to meet its obligation to pay principal or interest on the bond.

     Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, your Trust will distribute the principal to you but your future interest distributions will fall. You might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price your Trust paid for the bond and could be below the bond's par value. This means that you could receive less than the amount you paid for your Units. If enough bonds in your Trust are called, your Trust could terminate early. The first date that the issuer can call each bond is listed in the portfolio in Prospectus Part I along with the price the issuer would have to pay.

     Bond quality risk is the risk that a bond will fall in value if a rating agency decreases the bond's rating.

     Bond concentration risk is the risk that your Trust is less diversified because it concentrates in a particular type of bond. When a certain type of bond makes up 25% or more of a Trust, the Trust is considered to be "concentrated" in that bond type. The different bond types are described under "The Bonds".

     Reduced diversification risk is the risk that your Trust will become smaller and less diversified as bonds are sold, are called or mature. This could increase your risk of loss and increase your share of Trust expenses.

     Liquidity risk is the risk that the value of a bond will fall if trading in the bond is limited or absent. No one can guarantee that a liquid trading market will exist for any bond because these bonds generally trade in the over-the-counter market (they are not listed on a securities exchange).

     Litigation and legislation risk is the risk that future litigation or legislation could affect the value of your Trust. For example, future legislation could reduce tax rates, impose a flat tax, exempt all investment income from tax or change the tax status of the bonds. Litigation could challenge an issuer's authority to issue or make payments on bonds.

     NO FDIC GUARANTEE. An investment in your Trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

ESTIMATED CURRENT AND LONG-TERM RETURNS
--------------------------------------------------------------------------------

     The Estimated Current Returns and the Estimated Long-Term Returns as of the Date of Deposit are set forth on the cover of the Prospectus Part I. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trust and with the principal prepayment, redemption, maturity, exchange or sale of bonds. The Public Offering Price will vary with changes in the price of the bonds. Accordingly, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of the bonds and (2) takes into account the expenses and sales charge associated with Units. Since the value and estimated retirements of the bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

     In order to acquire certain bonds, it may be necessary for the Sponsor or Trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit. This cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds. Also, since interest on any "when, as and if issued" bonds does not begin accruing as tax-exempt interest income to the benefit of Unitholders until the date of delivery, the Trustee may reduce its fee and pay Trust expenses in order to maintain or approach the same estimated net annual interest income during the first year of the Trust's operations as described under "Summary of Essential Financial Information" in Prospectus Part I.

PUBLIC OFFERING
--------------------------------------------------------------------------------

     GENERAL. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the aggregate offering price of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. After the initial public offering period, the secondary market public offering price is based on the bid prices of the bonds, the sales charge described below, cash, if any, in the Principal Account and accrued interest, if any. The minimum purchase in the primary and secondary market is one Unit.

     The initial offering period sales charges are as follows:

                                                                    INITIAL OFFERING PERIOD SALES CHARGE
                                                                                AS PERCENT OF
                                                                   ---------------------------------------
                                                                      PUBLIC OFFERING    OFFERING PRICE
 TRUST                                                                     PRICE            OF BONDS
----------------------------------------------------------------------------------------------------------
 IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT,
    Long-Term State and National Quality Trusts                               4.900%             5.152%
 IM-IT Limited Maturity Trusts                                                4.300              4.493
 IM-IT Discount Trusts                                                        4.000              4.167
 IM-IT Intermediate Trusts                                                    3.900              4.058
 Strategic Municipal Trust Intermediate Series
    and State Intermediate Laddered Maturity Trusts                           3.000              3.093
 IM-IT Short Intermediate Trusts                                              2.000              2.041

     The sales charge applicable to quantity purchases during the initial offering period is reduced as follows:


                                                              SALES CHARGE REDUCTION PER UNIT
                                     ---------------------------------------------------------------------------------
                                     IM-IT, INVESTMENT
                                     GRADE MUNICIPAL,
                                  U.S. TERRITORIAL IM-IT,
                                      LONG-TERM STATE
        AGGREGATE NUMBER OF            AND NATIONAL              IM-IT SHORT              IM-IT
         UNITS PURCHASED*             QUALITY TRUSTS         INTERMEDIATE TRUST      DISCOUNT TRUST       OTHER TRUSTS
--------------------------------    --------------------    --------------------    ----------------      -------------
100-249 Units                          $      4.00               $     2.00            $    2.00           $    4.00
250-499 Units                          $      6.00               $     3.00            $    4.00           $    6.00
500-999 Units                          $     14.00               $     4.00            $    6.00           $    9.00
1,000 or more Units                    $     19.00               $     6.00            $    8.00           $   11.00

-----------------
         * The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the Trusts' requirement that only whole Units be issued.

     The secondary market sales charge is computed as described in the following table based upon the estimated long-term return life ("ELTR Life") of a Trust's portfolio:


          ELTR LIFE       SALES CHARGE           ELTR LIFE        SALES CHARGE           ELTR LIFE        SALES CHARGE
    ------------------   --------------     -------------------  --------------    -------------------  --------------
       1                     1.010%           8                      3.627%           15                    5.042%
       2                     1.523            9                      4.167            16                    5.152
       3                     2.041           10                      4.384            17                    5.263
       4                     2.302           11                      4.603            18                    5.374
       5                     2.564           12                      4.712            19                    5.485
       6                     2.828           13                      4.822            20                    5.597
       7                     3.093           14                      4.932      21 to 30                    5.708

     For purposes of computation of the ELTR Life, bonds will be deemed to mature on their expressed maturity dates unless: (a) the bonds have been called for redemption or are subject to redemption at an earlier call date, in which case this call date will be deemed to be the maturity date; or (b) the bonds are subject to a "mandatory tender", in which case the mandatory tender will be deemed to be the maturity date. The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the bonds. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of bonds with an ELTR Life of 15 years would be 4.80%. The sales charges in the table above do not apply to IM-IT Discount Trusts. The applicable secondary market sales charges for an IM-IT Discount Trust are set forth in the applicable Prospectus Part I.

     Any reduced sales charge is the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for quantity purchases. The reduced sales charge structure in the initial offering period sales charge table above will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen unit investment trusts which are being offered in the initial offering period
(a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date, if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser (family members") will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing Units for one or more trust, estate or fiduciary accounts. If you purchased Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).

     For purposes of calculating the reduced sales charge for quantity purchases in the table above, purchasers who have indicated their intent to purchase a specified amount of Units of any Van Kampen Focus Portfolios, Taxable Income Series or Van Kampen Focus Portfolios, Municipal Series unit investment trust during the initial offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the tables above based on the amount of intended aggregate purchases as expressed in the letter of intent. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in the Unitholder's letter of intent. Further, through the establishment of the letter of intent, the Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to the Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to the Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If the Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of the Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever the Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount.

     During the initial offering period of a Trust, unitholders of any Van Kampen-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of a Trust offered in this prospectus at a reduced sales charge. The reduced sales charge will be equal to the lesser of $35 per Unit or 3.50% of the Public Offering Price per Unit for an IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, Long-Term State and National Quality Trust and will be equal to the lesser of $25 or 2.50% of the Public Offering Price per Unit for Strategic Municipal Trust Intermediate Series and State Intermediate Laddered Maturity Trusts.

     Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons (collectively referred to herein as "related purchasers")) of Van Kampen Funds Inc. and its affiliates and Underwriters and their affiliates may purchase Units at the Public Offering Price less the applicable underwriting commission or less the applicable dealer concession in the absence of an underwriting commission. Employees, officers and directors (including related purchasers) of dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

     Purchasers of units of any two consecutive series of a Trust may aggregate purchases of units of such series for purposes of the sales charge reduction for quantity purchases, provided that at the time of the initial purchase of units such purchaser submitted a purchase order for at least 100 units that was partially unfulfilled due to a lack of units of such Trust series available for sale at such time. The sales charge reduction shall be applied to the subsequent purchase of units such that the aggregate sales charge reduction applicable to both purchases will equal the amount described in the initial offering period sales charge table above.

   A portion of the sales charge is waived for certain accounts described in this paragraph. Purchases by these accounts are subject only to the portion of the sales charge that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

     OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in Prospectus
Part I in accordance with fluctuations in the prices of the bonds. The price of Units on the Date of Deposit was determined by adding the applicable sales charge to the aggregate offering price of the bonds and dividing the sum by the number of Units outstanding. This price determination was made on the basis of an evaluation of the bonds prepared by the Evaluator. During the initial offering period, the Evaluator will value the bonds as of the Evaluation Time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received at or prior to the Evaluation Time on each such day. The "Evaluation Time" is the close of regular trading on the New York Stock Exchange on each day that the Exchange is open for trading. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. The secondary market Public Offering Price per Unit will be equal to the aggregate bid price of the bonds plus the applicable secondary market sales charge and dividing the sum by the number of Units outstanding. For secondary market purposes, this computation will be made by the Evaluator as of the Evaluation Time for each day on which any Unit is tendered for redemption and as necessary. The offering price of bonds may be expected to average approximately 0.5%-1% more than the bid price.

     The aggregate price of the bonds is determined on the basis of bid prices or offering prices, as is appropriate, (a) on the basis of current market prices obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trusts; (b) if these prices are not available, on the basis of current market prices for comparable bonds; (c) by causing the value of the bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the bonds will generally fluctuate with changes in market interest rates. Unless bonds are in default in payment of principal or interest or in significant risk of default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

     The Evaluator will consider in its evaluation of bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of default (the "Defaulted Bonds") the value of any insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of a Portfolio Insurer to meet its commitments under any insurance policy, including commitments to issue Permanent Insurance. No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this prospectus.

     A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

     ACCRUED INTEREST. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although each Trust accrues interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling after the First Settlement Date, the proportionate share of accrued interest to the settlement date is added to the Public Offering Price of Units. Unitholders will receive the amount of accrued interest paid on their Units on the next distribution date. In an effort to reduce the accrued interest which would have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the accrued interest added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account after the First Settlement Date. Because of the varying interest payment dates of the bonds, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units.

     UNIT DISTRIBUTION. Units will be distributed to the public by Underwriters, broker-dealers and others at the Public Offering Price, plus accrued interest. The Sponsor intends to qualify Units for sale in a number of states. During the initial offering period, the Sponsor and Underwriters will sell Units to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the concession or agency commission described in the following sections. As used herein, "Long-Term Trust" refers to IM-IT, Investment Grade Municipal, U.S. Territorial IM-IT, Long-Term State and National Quality Trusts. As used herein, "Intermediate-Term Trust" refers to Strategic Municipal Trust Intermediate Series and State Intermediate Laddered Maturity Trusts.

     Intermediate-Term Trusts. During the initial offering period, the Sponsor and Underwriters will sell Units of Intermediate-Term Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                                                                CONCESSION
                                                                 OR AGENCY
   TRANSACTION AMOUNT                                           COMMISSION
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   Less than 100 Units........................................      $20
   100 Units - 249 Units......................................       18
   250 Units - 499 Units......................................       17
   500 Units - 999 Units......................................       16
   1,000 Units or more........................................       13

     Non-Underwriter broker-dealers and other selling agents who purchase an aggregate of 250 or more Units from the Sponsor during the initial offering period will receive a net concession equal to the concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. The Sponsor will offer a rebate per Unit equal to the difference between the applicable gross broker-dealer concession and the related Underwriter concession so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Trust, the regular concession or agency commission allowed to broker-dealers and other selling agents will equal $17.50 per Unit for an Intermediate-Term Trust.

     Long-Term Trusts. During the initial offering period, the Sponsor and Underwriters will sell Units of Long-Term Trusts to non-Underwriter broker-dealers and selling agents at the Public Offering Price (net of any sales charge discount) less the gross concession or agency commission set forth in the following table.

                                                                CONCESSION
                                                                 OR AGENCY
   TRANSACTION AMOUNT                                           COMMISSION
------------------------------------------------------------------------------
   Less than 100 Units.......................................       $30
   100 Units - 249 Units.....................................        33
   250 Units - 499 Units.....................................        32
   500 Units - 999 Units.....................................        25
   1,000 Units or more.......................................        20

     Notwithstanding the preceding table, non-Underwriter broker-dealers and other selling agents that purchase 100 or more Units of a Long-Term Trust from the Sponsor on the Date of Deposit ("Qualifying Broker-Dealers") will be allowed a concession or agency commission on such Units equal to the regular concession allowed to Underwriters described under "Sponsor and Underwriter Compensation" below. In addition, Qualifying Broker-Dealers will be allowed a concession or agency commission equal to $35 per Unit on subsequent Unit purchases throughout the remainder of the initial offering period, provided, however, that a Qualifying Broker-Dealer will be allowed a concession or agency commission equal to the concession or agency commission allowed to such firm on the Date of Deposit for subsequent purchases equal to the lesser of 1,000 Units of a Trust or the number of Units of such Trust purchased on the Date of Deposit.

     Non-Underwriter broker-dealers and other selling agents (other than Qualifying Broker-Dealers) who purchase an aggregate of 250 or more Units from the Sponsor during the initial offering period will receive a net concession equal to $35 per Unit. This net concession will be paid by allowing the regular gross concession at the time of purchase and the Sponsor will offer a rebate per Unit equal to the difference between the applicable gross broker-dealer concession and $35 per Unit so that the broker-dealer or selling agent receives the appropriate net concession or agency commission. The Sponsor will pay this rebate after the end of the initial offering period.

     For initial offering period transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Trust, the regular concession or agency commission allowed to broker-dealers and other selling agents will equal $25 per Unit for a Long-Term Trust.

     General. The breakpoint concessions or agency commissions above are also applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the distributor. The breakpoints above will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

     In addition to the concession or agency commission and rebates described in the sections above, all broker-dealers and other selling firms (including Underwriters) will be eligible to receive additional compensation based on total initial offering period sales of all Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

                                                                 ADDITIONAL
   INITIAL OFFERING PERIOD SALES                                   VOLUME
   DURING QUARTERLY PERIOD                                       CONCESSION
-------------------------------------------------------------------------------
   $2 million but less than $5 million.......................      0.025%
   $5 million but less than $10 million......................      0.050
   $10 million but less than $50 million.....................      0.075
   $50 million or more.......................................      0.100

     "Quarterly Period" means the following periods: December - February; March
- May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of (1) units which are not subject to a transactional sales charge (as defined in applicable prospectuses) or (2) units of Van Kampen unit investment trusts initially offered prior to December 17, 2001, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period.

     Certain commercial banks may be making Units available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Any discount provided to investors will be borne by the selling dealer or agent. For secondary market transactions, the concession or agency commission will amount to 70% of the applicable sales charge. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

     SPONSOR AND UNDERWRITER COMPENSATION. The Sponsor will sell Units to Underwriters at the regular Public Offering Price per Unit less a gross concession described in the sections below. For a list of the Underwriters that have purchased Units from the Sponsor, see "Underwriting" in Prospectus Part I.

     Intermediate-Term Trusts. The Sponsor will sell Units of Intermediate-Term Trusts to Underwriters at the regular Public Offering Price per Unit less a concession of $22 per Unit underwritten.

     In connection with Underwriter sales of Units which are sold in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate applies only to Units sold out of the Underwriter's inventory and will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the regular Underwriter concession. In addition, if a firm commits to act as an Underwriter for an Intermediate-Term Trust, the concessions or agency commissions allowed will equal the amounts shown above on all Units of such Trust distributed during the initial offering period and purchased directly from the Sponsor rather than the broker-dealer concessions described under "Unit Distribution."

     Each Underwriter who underwrites 1,000 or more Units in an Intermediate-Term Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites.

     Long-Term Trusts. The Sponsor will sell Units of Long-Term Trusts to Underwriters at the regular Public Offering Price per Unit less the concession per Unit underwritten set forth in the following table.

                                                                  UNDERWRITER
   UNITS                                                          CONCESSION
--------------------------------------------------------------------------------
   Less than 500 Units........................................        $35
   500 Units - 999 Units......................................         36
   1,000 Units - 1,999 Units..................................         37
   2,000 Units - 2,999 Units..................................         38
   3,000 Units or more........................................         40

     In addition, Underwriters of a Long-Term Trust will be allowed a concession or agency commission equal to $35 per Unit on subsequent Unit purchases throughout the remainder of the initial offering period rather than the broker-dealer concessions described under "Unit Distribution," provided, however, that an Underwriter will be allowed a concession equal to the Underwriter concession allowed to such firm on the Date of Deposit for subsequent purchases equal to the lesser of 1,000 Units of a Trust or the number of Units of such Trust purchased on the Date of Deposit.

     In connection with Underwriter sales of Units to non-Underwriter broker-dealers and other selling agents which Units in turn are sold to investors in sufficient size to qualify for quantity discounts, Underwriters are eligible to receive a rebate from the Sponsor. This rebate is intended to reimburse Underwriters for discounts provided to such broker-dealers and agents, and on these transactions will equal the amount by which the sum of the related broker-dealer concession and the sales charge discount exceeds the regular Underwriter concession.

     General. The breakpoints listed herein will also be applied on a dollar basis utilizing a breakpoint equivalent of $1,000 per Unit and will be applied on whichever basis is more favorable to the Underwriter. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

     In addition, the Sponsor and certain Underwriters will realize a profit or loss, as a result of the difference between the price paid for the bonds by the Sponsor and the cost of the bonds to a Trust. See "Portfolio" and "Notes to Portfolio" in Prospectus Part I. The Sponsor and the Underwriters may also realize profits or losses with respect to bonds which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates from which the bonds were acquired. Underwriters may further realize profit or loss during the initial offering period as a result of possible fluctuations in the market value of the bonds since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter. In addition to any other benefits Underwriters may realize from the sale of Units, the Sponsor will share on a pro rata basis among senior Underwriters (those who underwrite at least 250 Units) 50% of any gain (less deductions for accrued interest and certain costs) represented by the difference between the cost of the bonds to the Sponsor and the evaluation of the bonds on the Date of Deposit. The Sponsor and certain of the other Underwriters will also realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold in connection with maintaining a secondary market for Units and will also realize profits or losses resulting from a redemption of repurchased Units at a price above or below the purchase price.

     Underwriters and broker-dealers, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of such firms may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such firms that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying firms for certain services or activities which are primarily intended to result in sales of Units. Such payments are made by the Sponsor out of its own assets, and not out of the assets of any Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

     MARKET FOR UNITS. Although not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for Units and offer to purchase Units at prices, subject to change at any time, based upon the aggregate bid prices of the bonds plus accrued interest and any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at these prices. If a market is not maintained and the Unitholder cannot find another purchaser, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in any price in excess of the Redemption Price and, if so, the amount thereof. The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which the Units would otherwise have been redeemed by the Trustee.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase in connection with "wrap fee" accounts and other similar accounts. You should consult your financial professional to determine whether you can benefit from these accounts. For these purchases you generally only pay the portion of the sales charge that is retained by your Trust's Sponsor, Van Kampen Funds Inc. You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts.

RIGHTS OF UNITHOLDERS
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     DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by a Trust, pro rated on an annual basis, will be distributed monthly unless a Unitholder elects to receive semi-annual distributions. The amount and time of the first distribution is described in Prospectus Part I under "Summary of Essential Financial Information". The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders who purchase Units in the secondary market will receive distributions in accordance with the election of the prior owner. Unitholders may change their distribution plan by indicating the change on a card which may be obtained from the Trustee and return the card to the Trustee with their certificates and other documentation required by the Trustee. Certificates should be sent by registered or certified mail to avoid their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective on the first day after the next semi-annual record date and will remain effective until changed.

     Interest received by a Trust, including that part of the proceeds of any disposition of bonds which represents accrued interest, is credited by the Trustee to the Interest Account. Other receipts are credited to the Principal Account. After deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date, interest received will be distributed on each distribution date to Unitholders of record as of the preceding record date. All distributions will be net of estimated expenses. Funds in the Principal Account will be distributed on each semi-annual distribution date to Unitholders of record as of the preceding semi-annual record date. The Trustee is not required to pay interest on funds held in the Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of these funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next monthly distribution date to Unitholders of record on the related monthly record date.

     Because interest payments are not received by a Trust at a constant rate throughout the year, interest distributions may be more or less than the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuations in interest distributions, the Trustee is authorized to advance amounts necessary to provide interest distributions of approximately equal amounts. The Trustee is reimbursed for these advances from funds in the Interest Account on the next record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

     REINVESTMENT OPTION. Unitholders may elect to have distributions on their Units automatically reinvested in shares of certain Van Kampen mutual funds which are registered in the Unitholder's state of residence (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives that differ from those of the Trusts. The prospectus relating to each Reinvestment Fund describes its investment policies and the procedures to follow to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from Van Kampen Funds Inc. at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555.

     After becoming a participant in a reinvestment plan, each Trust distribution will automatically be applied on the applicable distribution date to purchase shares of the applicable Reinvestment Fund at a net asset value computed on such date. Unitholders with an existing Planned Reinvestment Option
(PRO) Program account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new PRO account which allows purchases of Reinvestment Fund shares at net asset value. Confirmations of all reinvestments will be mailed to the Unitholder by the Reinvestment Fund. A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing at least five days before the next distribution date. Each Reinvestment Fund, its sponsor and investment adviser have the right to terminate its reinvestment plan at any time. Unitholders of New York Trusts who are New York residents may elect to have distributions reinvested in shares of First Investors New York Insured Tax Free Fund, Inc. subject to a sales charge of $1.50 per $100 reinvested (paid to First Investors Management Company, Inc.).

     REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, such as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Redemption of Units cannot occur until certificates representing the Units or satisfactory indemnity have been received by the Trustee. No later than seven calendar days following satisfactory tender, the Unitholder will receive an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of the tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after the Evaluation Time on days of trading on the New York Stock Exchange, the date of tender is the next day on which that Exchange is open and the Units will be deemed to have been tendered to the Trustee on that day for redemption at the Redemption Price.

     Under Internal Revenue Service regulations, the Trustee is required to withhold a specified percentage of a Unit redemption if the Trustee has not received the Unitholder's tax identification number as required by such regulations. Any amount withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, the Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding".

     The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the bonds as of the Evaluation Time on days of trading on the New York Stock Exchange on the date any such determination is made. The Evaluator determines the Redemption Price per Unit on days Units are tendered for redemption. The Redemption Price per Unit is the pro rata share of each Unit on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected, (ii) the value of the bonds based on the bid prices of the bonds, except for cases in which the value of insurance has been included, (iii) accrued interest, less (a) amounts representing taxes or other governmental charges and (b) the accrued Trust expenses. The Evaluator may determine the value of the bonds by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the bonds in an Insured Trust unless the bonds are in default in payment of principal or interest or in significant risk of default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "Public Offering--Offering Price". Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. Units so redeemed shall be cancelled.

     The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the bonds represented by the Units redeemed. The Trustee may sell bonds to cover redemptions. When bonds are sold, the size and diversity of the Trust will be reduced. Sales may be required at a time when bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

     The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the bonds is not reasonably practicable, or for other periods as the SEC may by order permit. Under certain extreme circumstances the Sponsor may apply to the SEC for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

     EXCHANGE OPTION. When you redeem Units of your Trust or when your Trust terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to dis-cuss tax consequences. We may discontinue this option at any time.

     UNITS. Ownership of Units is evidenced in book-entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation and surrender of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, or certificate transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guaranty program accepted by the Trustee. The Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Although no such charge is now made, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

     REPORTS PROVIDED. Unitholders will receive a statement of interest and other receipts received for each distribution. For as long as the Sponsor deems it to be in the best interest of Unitholders, the accounts of each Trust will be audited annually by independent certified public accountants and the report of the accountants will be furnished to Unitholders upon request. Within a reasonable period of time after the end of each year, the Trustee will furnish to each person who was a registered Unitholder during that year a statement describing the interest and principal received on the bonds, actual Trust distributions, Trust expenses, a list of the bonds and other Trust information. Unitholders will be furnished the evaluations of the bonds upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS
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     Insurance has been obtained guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in each Insured Trust. An insurance policy obtained by an Insured Trust, if any, is non-cancelable and will continue in force so long as the Trust is in existence, the respective Portfolio Insurer is still in business and the bonds described in the policy continue to be held by the Trust. Any portfolio insurance premium for an Insured Trust is paid by the Trust on a monthly basis. The premium for any Preinsured Bond insurance has been paid by the issuer, by a prior owner of the bonds or the Sponsor and any policy is non-cancelable and will continue in force so long as the bonds so insured are outstanding and the Preinsured Bond Insurer remains in business. The Portfolio Insurers and the Preinsured Bond Insurers are described in "Portfolio" and the notes thereto in Prospectus Part I. The Portfolio Insurers, if any, are set forth in Prospectus Part I in the "Notes to Portfolio". More detailed information regarding insurance on the bonds and the Preinsured Bond and Portfolio Insurers is included in the Information Supplement. See "Additional Information".

     The portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the bonds when they fall due. For this purpose, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer defaults in the payment of principal or interest, (b) an issuer enters into a bankruptcy proceeding or (c) the maturity of the bond is accelerated, the affected Portfolio Insurer has the option to pay the outstanding principal amount of the bond plus accrued interest to the date of payment and thereby retire the bond from the Trust prior to the bond's stated maturity date. The insurance does not guarantee the market value of the bonds or the value of the Units. The Trustee, upon the sale of a bond covered under a portfolio insurance policy has the right to obtain permanent insurance with respect to the bond (i.e., insurance to maturity of the bond regardless of the identity of the holder) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and expenses from the proceeds of the sale of the bond. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon exercise the Trust would receive net proceeds in excess of the sale proceeds if the bonds were sold on an uninsured basis.

     Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of insurance. The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

TRUST ADMINISTRATION
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     THE SPONSOR. Van Kampen Funds Inc. is the Sponsor of your Trust. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. The Information Supplement contains additional information about the Sponsor.

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

     TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone
(800) 221-7668. If you have any questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

     PORTFOLIO ADMINISTRATION. The Trusts are not managed funds and, except as provided in the Trust Agreement, bonds generally will not be sold or replaced. The Sponsor may, however, direct that bonds be sold in certain limited situations to protect the Trust based on advice from the Supervisor. These situations may include default in interest or principal payments on the bonds or other obligations of an issuer, an advanced refunding or institution of certain legal proceedings. In addition, the Trustee may sell bonds designated by the Supervisor for purposes of redeeming Units or payment of expenses. The Supervisor will consider a variety of factors in designating bonds to be sold including interest rates, market value and marketability. Except in limited circumstances, the Trustee must reject any offer by an issuer to issue bonds in exchange or substitution for the bonds (such as a refunding or refinancing plan). The Trustee will promptly notify Unitholders of any exchange or substitution. The Information Supplement contains a more detailed description of circumstances in which bonds may be sold or replaced. See "Additional Information".

     REPLACEMENT BONDS. No assurance can be given that a Trust will retain its present size or composition because bonds may be sold, redeemed or mature from time to time and the proceeds will be distributed to Unitholders and will not be reinvested. In the event of a failure to deliver any bond that has been purchased under a contract ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other bonds ("Replacement Bonds") to make up the original portfolio of a Trust. Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must be substantially identical to the Failed Bonds in terms of (i) the exemption from federal and state taxation, (ii) maturity, (iii) yield to maturity and current return, (iv) Standard & Poor's or Moody's ratings, and (v) insurance in an Insured Trust. The Trustee shall notify all Unitholders of a Trust within five days after the acquisition of a Replacement Bond and shall make a pro rata distribution of the amount, if any, by which the cost of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. If Failed Bonds are not replaced, the Sponsor will refund the sales charge attributable to the Failed Bonds to all Unitholders of the Trust and distribute the principal and accrued interest (at the coupon rate of the Failed Bonds to the date of removal from the Trust) attributable to the Failed Bonds within 30 days after removal. All interest paid to a Unitholder which accrued after the expected date of settlement for Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. If Failed Bonds are not replaced, the Estimated Net Annual Interest Income per Unit would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered. Unitholders may not be able to reinvest their proceeds in other securities at a yield equal to or in excess of the yield of the Failed Bonds.

     AMENDMENT OF TRUST AGREEMENT. The Sponsor and the Trustee may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or to permit the acquisition of bonds in addition to or in substitution for any of the bonds initially deposited in the Trust, except for the substitution of certain refunding bonds. The Trustee will notify Unitholders of any amendment.

     TERMINATION OF TRUST AGREEMENT. A Trust will terminate upon the redemption, sale or other disposition of the last bond held in the Trust. A Trust may also be terminated at any time by consent of Unitholders of 51% of the Units then outstanding or by the Trustee when the value of the Trust is less than 20% of the original principal amount of bonds. The Trustee will notify each Unitholder of any termination within a reasonable time and will then liquidate any remaining bonds. The sale of bonds upon termination may result in a lower amount than might otherwise be realized if the sale was not required at that time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of bonds per Unit or value at the time of purchase. The Trustee will distribute to each Unitholder his share of the balance of the Interest and Principal Accounts after deduction of costs, expenses or indemnities. The Unitholder will receive a final distribution statement with this distribution. When the Trustee in its sole discretion determines that any amounts held in reserve are no longer necessary, it will distribute these amounts to Unitholders. The Information Supplement contains further information regarding termination of a Trust. See "Additional Information".

     LIMITATION ON LIABILITIES. The Sponsor, Supervisor, Evaluator and Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or governmental charges imposed on the bonds, on it as Trustee under the Trust Agreement or on a Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Trustee and Sponsor may rely on any evaluation furnished by the Evaluator and have no responsibility for the accuracy thereof. Determinations by the Evaluator shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment.

FEDERAL TAX STATUS
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     This section summarizes some of the main U.S. federal income tax consequences of owning Units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

     ASSETS OF THE TRUSTS. Each Trust will hold various debt obligations (collectively, the "Bonds" and each, a "Bond") of state and local governmental entities. All of the assets held by a Trust constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Bonds constitute debt the interest on which is excluded from gross income for federal income tax purposes.

     TRUST STATUS. The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the assets of your trust, and as such you will be considered to have received a pro rata share of income (e.g., accruals of market discount and capital gains, if any) from the Trust Assets when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from the Trust Assets which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

     EXCLUSION FROM GROSS INCOME OF INTEREST. At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities, based on certain representations and subject to compliance with certain covenants. In addition, with respect to State Trusts, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds when held by residents of the State in which the issuers of such Bonds are located, from State income taxes and certain state or local intangibles and local income taxes. Neither the Sponsor, its counsel, nor any of the Special Counsel to a Trust for State tax matters have made any special review for a Trust of the proceedings relating to the issuance of the Bonds, the bases for the bond counsel opinions, or compliance with the covenants required for tax-exemption. The Internal Revenue Service (the "Service") has an ongoing program of auditing tax-exempt obligations to determine whether, in the view of the Service, interest on such tax-exempt obligations is includible in the gross income of the owners thereof for federal income tax purposes. It cannot be predicted whether or not the Service will commence an audit of any of the Bonds. If an audit is commenced, under current procedures of the Service, Unitholders may have no right to participate in such procedure. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received both prior to and after the date on which interest is determined to be taxable.

     Your pro rata share of interest on the Bonds will be excluded from your gross income for federal income tax purposes to the same extent that such interest would be excluded from your gross income if you directly owned the Bonds. However, such interest may be taken into account in computing the alternative minimum tax, and the branch profits tax imposed on certain foreign corporations.

     Ownership of the Units may result in collateral federal income tax consequences to certain Unitholders, including, without limitation, corporations subject to the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and Unitholders who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations.

     If you are a "substantial user" of the facilities financed with the proceeds of certain Bonds, or a related person to a substantial user, you will not be able to exclude from your gross income interest with respect to these Bonds. "Substantial user" and "related person" are defined under federal income tax law.

     For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain Bonds is included as an item of tax preference. Except as otherwise noted in Prospectus Part I for certain Trusts, the Trusts do not include any such bonds.

     In the case of certain corporations, the alternative minimum tax depends upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (excluding S Corporations, Regulated Investment Companies, Real Estate Investment Trusts, REMICs or FASITs) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all of the Bonds in the Trusts. In addition, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations, which include tax-exempt interest, such as interest on the Bonds in the Trust.

     YOUR TAX BASIS AND INCOME OR LOSS UPON DISPOSITION. If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your Units, generally including sales charges, among each Trust Asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of accruals of original issue discount, market discount, premium and accrued interest, as discussed below).

     If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     DISCOUNT, ACCRUED INTEREST AND PREMIUM ON DEBT OBLIGATIONS. Some Bonds may have been sold with original issue discount. This generally means that the Bonds were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. Thus, the accrual of original discount will be excluded from your gross income for federal income tax purposes to the same extent as interest on the Bonds, as discussed above. Your basis of each Bond which was issued with original issue discount must be increased as original issue discount accrues.

     Some Bonds may have been purchased by you or the Trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Bonds over the purchase price of the Bond. Market discount can arise based on the price a Trust pays for a Bond or on the price you pay for your Units. Market discount is taxed as ordinary income. You will recognize this income when your Trust receives principal payments on the Bond, when the Bond is disposed of or redeemed, or when you sell or redeem your Units. Alternatively, you may elect to include market discount in taxable income as it accrues. Whether or not you make this election will affect how you calculate your basis and the timing of certain interest expense deductions.

     Alternatively, some Bonds may have been purchased by you or your Trust at a premium. Generally, if the tax basis of your pro rata portion of any Bond, generally including sales charges, exceeds the amount payable at maturity, such excess is considered premium. You must amortize bond premium on a constant yield basis over the remaining term of the Bond in a manner that takes into account potential call dates and call prices. You cannot deduct amortized bond premium relating to a Bond. The amortized bond premium is treated as a reduction in the tax-exempt interest received. As bond premium is amortized, it reduces your basis in the bond. The tax basis reduction requirement may result in your realizing a taxable gain when your Units are sold or redeemed for an amount equal to or less than your cost.

     If the price of your Units includes accrued interest on a Bond, you must include the accrued interest in your tax basis in that Bond. When your Trust receives this accrued interest, you must treat it as a return of capital and reduce your tax basis in the Bond.

     This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Bonds that were issued with original issue discount.

     EXCHANGES. If you elect to reinvest amounts received from the Trust into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of your Trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical assets under the wash sale provisions of the Internal Revenue Code.

     LIMITATIONS ON THE DEDUCTIBILITY OF TRUST EXPENSES. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by the Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Your ability to deduct Trust expenses is also limited to the extent the expenses are allocable to tax-exempt interest from the Trust.

     In the opinion of special counsel to the Trusts for New York tax matters, under existing law, each Trust is not an association taxable as a corporation and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

     For a discussion of the state tax status of income earned on Units of a Trust and recent changes in Federal tax law, see Prospectus Part I. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any state or city. The laws of the several states vary with respect to the taxation of such obligations.

EXPENSES
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     GENERAL. The Trustee will periodically deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Trusts. The Trustee also may withdraw from these Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. All costs and expenses incurred in creating and establishing the Trusts, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Trusts.

     SPONSOR, SUPERVISOR, EVALUATOR AND TRUSTEE. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for providing bookkeeping and administrative services and for providing portfolio supervisory services for the Trusts. These fees may exceed the actual costs of providing these services for a Trust but the total amount received for providing these services to all Van Kampen unit investment trusts will not exceed the total cost of providing the services in any calendar year. The Evaluator will receive the annual evaluation fee indicated under "Summary of Essential Financial Information" in Prospectus Part I for evaluating each Trust's portfolio. For its services the Trustee will receive the fee indicated under "Summary of Essential Financial Information" in Prospectus Part I (which may be reduced as described therein). Part of the Trustee's compensation for its services is expected to result from the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions since these Accounts are non-interest bearing to Unitholders. These fees are based on the outstanding principal amount of bonds and Units on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.

     INSURANCE. Premiums for any portfolio insurance are obligations of each Insured Trust and are payable monthly by the Trustee on behalf of the Trust. As bonds covered by a portfolio insurance policy in an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those bonds. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related bonds.

     MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services, (b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Trusts without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates). Each Trust will pay the costs associated with updating its registration statement each year. The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio of the applicable Trust. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell bonds to pay such amounts.

ADDITIONAL INFORMATION
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     This prospectus does not contain all the information set forth in the registration statement filed by your Trust with the SEC. The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the bonds in your Trust, investment risks and general information about the Trust. Information about your Trust (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Trust are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

OTHER MATTERS
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     LEGAL MATTERS. The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Winston & Strawn has acted as counsel to the Trustee and special counsel to the Trusts for New York tax matters. Special counsel to each Trust for certain state tax matters are named under "Tax Status" appearing in Prospectus Part I.

     INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statement of condition and the related portfolio at the Date of Deposit included in Prospectus Part I have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in Prospectus Part I, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.



FOCUS ON . . .

  o YOUR PROSPECTUS PART II
    The Trusts......................................A-2
    Estimated Current and Long-Term Returns.........A-6
    Public Offering.................................A-7
    Fee Accounts...................................A-14
    Rights of Unitholders..........................A-14
    Insurance on the Bonds in the Insured Trusts...A-17
    Trust Administration...........................A-17
    Federal Tax Status.............................A-19
    Expenses.......................................A-22
    Additional Information.........................A-23
    Other Matters..................................A-23

  o DAILY PRICES
    (1)  Call our 24-Hour Pricing Line
         (800) 953-6785
    (1) Visit our Focus Portfolios Internet Pricing Page http://www.vankampen.com

  o ACCOUNT QUESTIONS
    (1)  Contact the Trustee
         (800) 221-7668

  o LEARNING MORE ABOUT UNIT TRUSTS
    (1)  Contact Van KampeN
         (630) 684-6000
    (1) Visit our Focus Portfolios Internet Product Page http://www.vankampen.com

  o ADDITIONAL INFORMATION
    You may obtain an Information Supplement that provides more details about your trust and its policies.
    (1) Visit the SEC Internet Site
         http://www.sec.gov
    (1)  Contact the Trustee
         (800) 221-7668

                                                                      PT2PRO0902
                                                                       #36700-02
                                                                       #36703-02
                                                                       #36704-02
                                                                       #36705-02
                                                                       #36706-02
                                                                       #37690-02
                                                                       #36708-02
                                                                       #36709-02
                                                                       #36713-02
                                                                       #36714-02
                                                                       #36715-02
                                                                       #36717-02
                                                                       #36719-02



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS [SM}

                                  A DIVISION OF
                              VAN KAMPEN FUNDS INC.

                               Prospectus Part II
                                 September 2002




                                   VAN KAMPEN
                                FOCUS PORTFOLIOS
                                MUNICIPAL SERIES




                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555





                        VAN KAMPEN FOCUS PORTFOLIOS (SM)
                       A Division of Van Kampen Funds Inc.


                             INFORMATION SUPPLEMENT


VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 427


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   This Information Supplement provides additional information concerning the risks and operations of each Trust which is not described in the prospectus for the Trusts. This Information Supplement should be read in conjunction with a Trust's prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference), does not include all of the information that an investor should consider before investing in a Trust and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of Prospectus Part I and all capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                               PAGE

   Municipal Bond Risk Factors...............................    2
   The Trusts................................................    6
   Insurance on the Bonds in the Insured Trusts..............    6
   Portfolio Administration..................................   13
   Sponsor Information.......................................   14
   Trustee Information.......................................   15
   Termination of the Trust Agreement........................   16
   Description of Ratings....................................   17
   Equivalent Taxable Estimated Current Return Tables........   18
   Pennsylvania Risk Factors.................................   20
   Ohio Risk Factors.........................................   21
   Estimated Cash Flows to Unitholders.......................   30


                           MUNICIPAL BOND RISK FACTORS

   The Trusts include certain types of bonds described below. Accordingly, an investment in a Trust should be made with an understanding of the characteristics of and risks associated with such bonds. The types of bonds included in each Trust are described under "Portfolio Diversification" in the "Summary of Essential Financial Information" of the related Prospectus Part I. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the bonds.

   Certain of the bonds may be general obligations of a governmental entity that are backed by the taxing power of such entity. All other bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in a Trust, both within a particular classification and between classifications, depending on numerous factors.

   Certain of the bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by a Trust, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such bonds are actively considering the redemption of such bonds prior to their respective stated initial call dates.

   Certain of the bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

   Certain of the bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the bonds to make payments of principal and/or interest on such bonds.

   Certain of the bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

   Certain of the bonds may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

   Certain of the bonds may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

   Certain of the bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

   Certain of the bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

   Certain of the bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the bonds.

   Certain of the bonds may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount bonds at the time they were purchased and deposited in a Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium Securities and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Federal Tax Status" in Prospectus Part II. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

   Certain of the bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

   Certain of the bonds may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See "Notes to Portfolio" in Prospectus Part I. The delivery of any such bonds may be delayed or may not occur. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any bonds are actually delivered to a Trust after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such bonds are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such bonds during the interval between their purchase of Units and the actual delivery of such bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated in the Prospectus which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth in Prospectus Part I. Unitholders will be "at risk" with respect to all bonds in the portfolios including "when, as and if issued" and "delayed delivery" bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such bonds) from the date they commit for Units.

   Certain of the bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

   To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any bonds which might reasonably be expected to have a material adverse effect upon any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to bonds in a Trust. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, each Trust has received or will receive opinions of bond counsel to the issuing authorities of each bond on the date of issuance to the effect that such bonds have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the bonds.

                                   THE TRUSTS

   When comparing the Lehman Brothers 15-year municipal bond index to the Lehman Brothers corporate high-yield bond index, since inception, municipal bonds have generally outperformed high-yield corporate bonds on a tax-adjusted basis. These indices are not managed and do not include payment of sales charges or fees you would pay. If they had, results would be different. These numbers show historical performance only and are not meant to imply or guarantee future results. Bonds in which a Trust invests will be different from those used in the indices.

   Intermediate municipal bonds, such as those in the Strategic Municipal Trust, Intermediate Series, may benefit investors because, historically (1) bonds with an intermediate maturity date have tended to be less sensitive to interest rate changes than those with longer maturities, (2) municipal bonds have generally provided lower correlation with equities than most other income investments, and
(3) intermediate municipal bond yields have generally been more stable than Treasury bond yields.

   "Tax Freedom Day" represents the date on which the average American would finish paying federal, state, and local taxes if all earnings since January 1 were turned over to fulfill annual tax obligations. The average tax payer may work four months before their annual tax bill is paid. Tax-free investing can help decrease your tax burden because municipal bonds generally provide income free from federal income tax and in some cases, state and local taxes. You should consult your tax adviser before investing.

                  INSURANCE ON THE BONDS IN THE INSURED TRUSTS

   Insurance has been obtained by each Insured Trust, by the issuer of bonds in an Insured Trust, by a prior owner of such bonds, or by the Sponsor prior to the deposit of such bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the bonds in such Trust. See "The Trusts--Objectives and Bond Selection" in Prospectus Part II. The Portfolio Insurers and the Preinsured Bond Insurers are described under "Portfolio" and "Notes to Portfolio" in Prospectus Part I. The Portfolio Insurers are, if any, are set forth in the prospectus. An insurance policy obtained by an Insured Trust, if any, is non-cancelable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer is still in business and the bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust in Prospectus Part I). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by such Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such bonds or the Sponsor and any such policy or policies are non-cancelable and will continue in force so long as the bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

   The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the bonds when they fall due. For the purposes of insurance obtained by an Insured Trust, "when due" generally means the stated payment or maturity date for the payment of principal and interest. However, in the event (a) an issuer of a bond defaults in the payment of principal or interest on such bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such bond plus accrued interest to the date of such payment and thereby retire the bond from the affected Trust prior to such bond's stated maturity date. The insurance does not guarantee the market value of the bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to bonds owned by and held in such Trust. In the event of a sale of any such bond by the Trustee, such insurance terminates as to such bond on the date of sale.

   Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such bond (i.e., insurance to maturity of the bond regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such bond. Accordingly, any bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such bonds were sold on an uninsured basis. The insurance premium with respect to each bond eligible for Permanent Insurance would be determined based upon the insurability of each bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each bond.

   The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price" in Prospectus Part II. Because any such insurance value may be realized in the market value of the bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Rights of Unitholders--Redemption of Units" in Prospectus Part II) and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted bonds or bonds in significant risk of default such Trust would not need to hold such Securities until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Termination of Trust Agreement" in Prospectus Part II).

   Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such bonds not covered by Permanent Insurance. See "Public Offering--Offering Price" in Prospectus Part
II. It is also the present intention of the Trustee not to sell such bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering Price" in Prospectus Part II for a more complete description of an Insured Trust's method of valuing defaulted bonds and bonds which have a significant risk of default. Insurance obtained by the issuer of a bond is effective so long as such bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

   The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "The Trusts--Objectives and Bond Selection" in Prospectus Part II.

   Ambac Assurance Corporation ("Ambac Assurance"). Effective July 14, 1997, AMBAC Indemnity Corporation changed its name to Ambac Assurance Corporation. The Insurance Policy of Ambac Assurance obtained by an Insured Trust is noncancelable and will continue in force for so long as the bonds described in the Insurance Policy are held by an Insured Trust. A monthly premium is paid by an Insured Trust for the Insurance Policy obtained by it. The Trustee will pay, when due, successively, the full amount of each installment of the insurance premium. Pursuant to a binding agreement with Ambac Assurance, in the event of a sale of a bond covered by the Ambac Assurance Insurance Policy, the Trustee has the right to obtain permanent insurance for such bond upon payment of a single predetermined premium from the proceeds of the sale of such bond.

   Under the terms of the Insurance Policy, Ambac Assurance agrees to pay to the Trustee that portion of the principal of and interest on the bonds insured by Ambac Assurance which shall become due for payment but shall be unpaid by reason of nonpayment by the issuer of the bonds. The term "due for payment" means, when referring to the principal of a bond so insured, its stated maturity date or the date on which it shall have been called for mandatory sinking fund redemption and does not refer to any earlier date on which payment is due by reason of call for redemption (other than by mandatory sinking fund redemption), acceleration or other advancement of maturity and means, when referring to interest on a bond, the stated date for payment of interest.

   Ambac Assurance will make payment to the Trustee not later than thirty days after notice from the Trustee is received by Ambac Assurance that a nonpayment of principal or of interest on a bond has occurred, but not earlier that the date on which the bonds are due for payment. Ambac Assurance will disburse to the Trustee the face amount of principal and interest which is then due for payment but is unpaid by reason of nonpayment by the issuer in exchange for delivery of bonds, not less in face amount than the amount of the payment in bearer form, free and clear of all liens and encumbrances and uncancelled. In cases where bonds are issuable only in a form whereby principal is payable to registered holders or their assigns, Ambac Assurance shall pay principal only upon presentation and surrender of the unpaid bonds uncancelled and free of any adverse claim, together with an instrument of assignment in satisfactory form, so as to permit ownership of such bonds to be registered in the name of Ambac Assurance or its nominee. In cases where bonds are issuable only in a form whereby interest is payable to registered holders or their assigns, Ambac Assurance shall pay interest only upon presentation of proof that the claimant is the person entitled to the payment of interest of the bonds and delivery of an instrument of assignment, in satisfactory form, transferring to Ambac Assurance all right under such bonds to receive the interest of which the insurance payment was made.

   Ambac Assurance Corporation ("Ambac Assurance") is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico, with admitted assets of approximately $5,802,000,000 (unaudited) and statutory capital of approximately $3,564,000,000 (unaudited) as of September 30, 2002. Statutory capital consists of Ambac Assurance's policyholder's surplus and statutory contingency reserve. Standard & Poor's Ratings Services, a Division of The McGraw-Hill Companies, Moody's Investors Service and Fitch IBCA, Inc. have each assigned a triple-A financial strength rating to Ambac Assurance.

   The parent company of Ambac Assurance, Ambac Financial Group, Inc. (the "Company"), is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 233 Broadway, New York, New York 10279 and 175 West Jackson Blvd., Suite 900, Chicago, Illinois 60604. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D. C. 20549 at prescribed rates. In addition, the aforementioned material may be inspected at the offices of the New York Stock Exchange, Inc. (the "NYSE") at 20 Broad Street, New York, New York 10005. The Company's Common Stock is listed on the NYSE.

   Copies of Ambac Assurance's financial statements prepared in accordance with statutory accounting standards are available from Ambac Assurance. The address of Ambac Assurance's administrative offices and its telephone number are One State Street Plaza, 19th Floor, New York, New York, 10004 and (212) 668-0340.

   The information relating to Ambac Assurance contained above has been furnished by Ambac Assurance. No representation is made herein as to the accuracy or adequacy of such information, or as to the existence of any adverse changes in such information, subsequent to the date hereof.

   MBIA Insurance Corporation. MBIA Insurance Corporation ("MBIA Corporation" or "MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA Corporation. MBIA Corporation is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all fifty states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. MBIA has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rate and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

   As of December 31, 2001, MBIA had admitted assets of $8.5 billion (audited), total liabilities of $5.6 billion (audited), and total capital and surplus of $2.9 billion (audited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's financial statements prepared in accordance with statutory accounting practices are available from MBIA. As of September 30, 2002, MBIA had admitted assets of $9.0 billion (unaudited, total liabilities of $5.9 billion (unaudited)), and total capital and surplus of $3.0 billion (unaudited), determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. The address of MBIA is 113 King Street, Armonk, New York 10504. The telephone number of MBIA is (914) 273-4545.

   Effective February 17, 1998 MBIA acquired all of the outstanding stock of Capital Markets Assurance Corporation ("CMAC"), a New York domiciled financial guarantee insurance company, through a merger with its parent, CapMAC Holdings, Inc. Pursuant to a reinsurance agreement, CMAC has ceded all of its net insured risks (including any amounts due but unpaid from third party reinsurers), as well as its unearned premiums and contingency reserves, to MBIA. MBIA is not obligated to pay the debts of or claims against CMAC.

   Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

     Moody's Investors Service rates all bond issues insured by MBIA "Aaa." Standard & Poor's rates all new issues insured by MBIA "AAA." Fitch IBCA, Inc. rates the financial strength of MBIA "AAA".

   In the event MBIA were to become insolvent, any claims arising under a policy of financial guaranty insurance are excluded from coverage by the California Insurance Guaranty Association, established pursuant to Article 14.4 (commencing with Section 1063) of Chapter 1 of Part 2 of Division 1 of the California Insurance Code.

   Financial Guaranty Insurance Company. Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. As of September 30, 2002, the total capital and surplus of Financial Guaranty was $1.1 billion. Financial Guaranty prepares financial statements on the basis of both statutory accounting principles, and generally accepted accounting principles. Copies of such financial statements may be obtained by writing to Financial Guaranty at 125 Park Avenue, New York, New York 10017, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 25 Beaver Street, New York, New York 10004-2319, Attention: Financial Condition Property/Casualty Bureau, telephone number: (212) 480-5187.

     Financial Security Assurance Inc. Financial Security Assurance Inc. ("Financial Security") is a monoline insurance company incorporated in 1984 under the laws of the State of New York. Financial Security is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.

   Financial Security and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. Financial guaranty insurance provides a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer. Financial Security and its subsidiaries principally insure asset-backed, collateralized and municipal securities. Asset-backed securities are generally supported by residential mortgage loans, consumer or trade receivables, securities or other assets having an ascertainable cash flow or market value. Collateralized securities include public utility first mortgage bonds and sale/leaseback obligation bonds. Municipal securities consist largely of general obligation bonds, special revenue bonds and other special obligations of state and local governments. Financial Security insures both newly issued securities sold in the primary market and outstanding securities sold in the secondary market that satisfy Financial Security's underwriting criteria.

   Financial Security, a New York domiciled insurance company, is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"). Holdings is an indirect subsidiary of Dexia S.A., a publicly held Belgian corporation. Dexia S.A., through its bank subsidiaries, is primarily engaged in the business of public finance in France, Belgium and other European countries. No shareholder of Holdings or Financial Security is liable for the obligations of Financial Security. As of September 30, 2002, the total policyholders' surplus and contingency reserves was approximately $1,728,433,000 and its total unearned premium reserve was approximately $972,390,000 in accordance with statutory accounting principles. As of September 30, 2002, total shareholders' equity was, approximately $1,928,564,000 and its total net unearned premium reserve was approximately $814,684,000 in accordance with generally accepted accounting principles, Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, 10022, Attention Communications Department. Financial Security's telephone number is (212) 826-0100.

   Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties by Financial Security or its domestic or Bermuda operating insurance company subsidiaries are generally reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain various quota share treaties and on a transaction-by-transaction basis. This reinsurance is used by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter on limit the obligations of Financial Security under any financial guaranty insurance policy.

   Financial Security's insurance financial strength is rated "Aaa" by Moody's Investors Service, Inc. and "AAA" by Fitch. Financial Security's insurer financial strength is rated "AAA" by Standard & Poor's Ratings Services and Standard &Poor's (Australia) Pty. Ltd. Financial Security's claims-paying ability is rated "AAA" by Rating and Investment Information, Inc. These ratings reflect only the views of the respective rating agencies, are not recommendations to buy, or sell or hold securities and are subject to revision or withdrawal at any time by those rating agencies.

   Capital Guaranty Insurance Company. On December 20, 1995, Capital Guaranty Corporation ("CGC") merged with a subsidiary of Financial Security Assurance Holdings Ltd. and Capital Guaranty Insurance Company, CGC's principal operating subsidiary, changed its name to Financial Security Assurance of Maryland Inc. ("FSA Maryland") and became a wholly-owned subsidiary of Financial Security Assurance Inc. On September 30, 1997, Financial Security Assurance Inc. assumed all of the liabilities of FSA Maryland and sold the FSA Maryland "shell company" to American Capital Access, a wholly-owned subsidiary of American Capital Access Holdings, Incorporated.

   XL Capital Assurance Inc. ("XLCA") is a monoline financial guaranty insurance company incorporated under the laws of the State of New York. XLCA is currently licensed to do insurance business in, and is subject to the insurance regulation and supervision by, the State of New York, forty-six other states, the District of Columbia, Puerto Rico and Singapore. XLCA has license applications pending, or intends to file an application, in each of those states in which it is not currently licensed.

   XLCA is an indirect wholly owned subsidiary of XL Capital Ltd, a Cayman Islands corporation ("XL Capital Ltd"). Through its subsidiaries, XL Capital Ltd is a leading provider of insurance and reinsurance coverages and financial products to industrial, commercial and professional service firms, insurance companies and other enterprises on a worldwide basis. The common stock of XL Capital Ltd is publicly traded in the United States and listed on the New York Stock Exchange (NYSE: XL). XL Capital Ltd is not obligated to pay the debts of or claims against XLCA.

   XLCA was formerly known as The London Assurance of America Inc. ("London"), which was incorporated on July 25, 1991 under the laws of the State of New York. On February 22, 2001, XL Reinsurance America Inc. ("XL Re") acquired 100% of the stock of London. XL Re merged its former financial guaranty subsidiary, known as XL Capital Assurance Inc. (formed September 13, 1999) with and into London, with London as the surviving entity. London immediately changed its name to XL Capital Assurance Inc. All previous business of London was 100% reinsured to Royal Indemnity Company, the previous owner at the time of acquisition.

   XLCA has entered into a facultative quota share reinsurance agreement with XL Financial Assurance Ltd ("XLFA"), an insurance company organized under the laws of Bermuda, and an affiliate of XLCA. Pursuant to this reinsurance agreement, XLCA expects to cede up to 90% of its business to XLFA. XLCA may also cede reinsurance to third parties on a transaction-specific basis, which cessions may be any or a combination of quota share, first loss or excess of loss. Such reinsurance is used by XLCA as a risk management device and to comply with statutory and rating agency requirements and does not alter or limit XLCA's obligations under any financial guaranty insurance policy. With respect to any transaction insured by XLCA, the percentage of risk ceded to XLFA may be less than 90% depending on certain factors including, without limitation, whether XLCA has obtained third party reinsurance covering the risk. As a result, there can be no assurance as to the percentage reinsured by XLFA of any given financial guaranty insurance policy issued by XLCA.

   As of December 31, 2001, XLFA had total assets, liabilities, redeemable preferred shares and shareholders' equity of US$543,538,559 (audited), US$244,403,576 (audited), US$39,000,000 (audited) and US$260,134,983 (audited)
respectively, determined in accordance with generally accepted accounting principles in the United States. XLFA's insurance financial strength is rated "Aaa" by Moody's and "AAA" by Standard & Poor's and Fitch, Inc. ("Fitch"). In addition, XLFA has obtained a financial enhancement rating of "AAA" from Standard & Poor's.

   The obligations of XLFA to XLCA under the reinsurance agreement described above are unconditionally guaranteed by XL Insurance (Bermuda) Ltd ("XLI"), a Bermuda company and one of the world's leading excess commercial insurers. XLI is a wholly owned indirect subsidiary of XL Capital Ltd. In addition to having an "A+" rating from A.M. Best, XLI's insurance financial strength is rated "Aa2" by Moody's and "AA" by Standard & Poor's and Fitch.

   Notwithstanding the capital support provided to XLCA described in this section, the holders of bonds insured by XLCA will have direct recourse against XLCA only, and neither XLFA nor XLI will be directly liable to the holders of such bonds.

   XLCA's insurance financial strength is rated "Aaa" by Moody's and "AAA" by Standard & Poor's and Fitch. In addition, XLCA has obtained a financial enhancement ruling of "AAA" from Standard & Poor's. These ratings reflect Moody's, Standard & Poor's and Fitch's current assessment of XLCA's creditworthiness and claims-paying ability as well as the reinsurance arrangement with XLFA described above.

   The above ratings are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by Moody's, Standard & Poor's or Fitch.

   As of June 30, 2002, XLCA had total statutory assets of approximately $205,800,000, total liabilities of approximately $73,500,000 and total capital and surplus of approximately $132,300,000. As of June 30, 2002,

   For further information concerning XLCA and XLFA, see the financial statements of XLCA and XLFA, and the notes thereto. The financial statements of XLCA and XLFA are included as exhibits to the periodic reports filed with the Securities and Exchange Commission (the "Commission") by XL Capital Ltd and may be reviewed at the EDGAR website maintained by the Commission. Copies of the statutory quarterly and annual statements filed with the State of New York, Insurance Department by XLCA are available upon request to the State of New York Insurance Department.

   XLCA is regulated by the Superintendent of Insurance of the State of New York. In addition, XLCA is subject to regulation by the insurance laws and regulations of the other jurisdictions in which it is licensed. As a financial guaranty insurance company licensed in the State of New York, XLCA is Subject to
Article 69 of the New York Insurance Law, which, among other things, limits the business of each insurer to financial guaranty insurance and related lines, prescribes minimum standards of solvency, including minimum capital requirements, establishes contingency, loss and unearned premium reserve requirements, requires the maintenance of minimum surplus to policyholders and limits the aggregate amount of insurance which may be written and the maximum size of any single risk exposure which may be assumed. XLCA is also required to file detailed annual financial statements with the New York Insurance Department and similar supervisory agencies in each of the other jurisdictions in which it is licensed.

   The extent of state insurance regulation and supervision varies by jurisdiction, but New York and most other jurisdictions have laws and regulations prescribing permitted investments and governing the payment of dividends, transactions with affiliates, mergers, consolidations, acquisitions or sales of assets and incurrence of liabilities for borrowings.

   In order to be in an Insured Trust, bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers and the Portfolio Insurers have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers and the Portfolio Insurers are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the bonds in the portfolios of the Insured Trusts are insured either by the respective Trust or by the issuer of the bonds, by a prior owner of such bonds or by the Sponsor prior to the deposit of such bonds in a Trust.

   An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the bonds in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard & Poor's. In selecting such bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

   In the event of nonpayment of interest or principal, when due, in respect of a bond, a Portfolio Insurer shall make such payment after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

   The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income to the extent described under "Federal Tax Status" in Prospectus Part II.

   Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

   The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

                            PORTFOLIO ADMINISTRATION

   The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the bonds designated by the Supervisor as the Trustee in its sole discretion may deem necessary. The Supervisor, in designating such bonds, will consider a variety of factors including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts and Investment Grade Municipal Trusts, may direct the Trustee to dispose of bonds if the Supervisor determines that there exists any default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest or other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Supervisor the retention of such bonds would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said bonds, the overall quality of the bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Rights of Unitholders--Redemption of Units" in Prospectus
Part II. The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of bonds in the event of an advanced refunding.

   The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the bonds to issue new obligations in exchange or substitution for any bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if
(1) the issuer is in default with respect to such bond or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying bonds, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the bonds eliminated and the bonds substituted therefor. Except as stated herein and under "Trust Administration--Replacement Bonds" in Prospectus Part II regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by a Trust of any securities other than the bonds initially deposited is not permitted.

   If any default in the payment of principal or interest on any bonds occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted bond and not be liable for any depreciation or loss thereby incurred.

                               SPONSOR INFORMATION

     SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Trusts. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

     Morgan Stanley is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

     Van Kampen is one of the nation's largest investment management companies, with more than $68 billion in assets under management or supervision as of December 31, 2002. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2002, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Trust have adopted a code of ethics requiring Van Kampen's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust. (This paragraph relates only to the Sponsor and not to the Trust or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Trusts as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

                               TRUSTEE INFORMATION

   The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of bonds for the portfolios of any of the Trusts. In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Trusts. Such records shall include the name and address of, and the certificates issued by the Trusts to, every Unitholder of the Trusts. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the bonds held in the Trusts.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee. Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

                       TERMINATION OF THE TRUST AGREEMENT

   A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than 20% of the original principal amount of bonds. A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last bond held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT, an Investment Grade Municipal, an IM-IT Discount, a U.S. Territorial IM-IT, a Long-Term State or a National Quality Trust, or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of Strategic Municipal, IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trust. In the event of termination of any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of a Trust maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any bond then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other government charges. The sale of bonds in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

   Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any bond or bonds if retention of such bond or bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a bond or bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted bond or bonds become due and applicable insurance proceeds have been received by the Trustee.

                             DESCRIPTION OF RATINGS

   STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES. A Standard & Poor's municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt bond. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

   The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

   The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

   The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation.

     II.  Nature of and provisions of the obligation.

     III. Protection afforded by, and relative position of, the bond in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

   AAA--This is the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

   AA--An obligation rated "AA" differs from the highest-rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

   A--An obligation rated "A" is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

   BBB--An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

   Plus (+) or Minus (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

   Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of or the risk of default upon failure of such completion. The investor should exercise his own judgement with respect to such likelihood and risk.

     MOODY'S INVESTORS SERVICE, INC. A brief description of the applicable Moody's rating symbols and their meanings follows:

   Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

   Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

   A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

   Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payment and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

   Moody's(R) applies numerical modifiers, 1, 2 and 3 in each generic rating classification from Aa through B in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

   As of the date of the Prospectus Part I, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published marginal Federal and State tax rates (where applicable) scheduled to be in effect in 2003. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. The tables assume that Federal taxable income is equal to State income subject to tax, and for cases in which more than one State rate falls within a Federal bracket, the State rate corresponding to the highest income within that Federal bracket is used. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes, any alternative minimum taxes or any taxes other than personal income taxes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $139,500. The tables do not reflect the effect of Federal or State limitations (if any) on the amount of allowable itemized deductions or the phase-outs of personal or dependent exemption credits or any other credits. These limitations were designed to phase out certain benefits of these deductions and credits for higher income taxpayers. These limitations, in effect, raise the current maximum marginal Federal tax rate to approximately 43.5 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 39.8 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "Federal Tax Status" in Prospectus Part II for a more detailed discussion of Federal tax legislation.




PENNSYLVANIA
              TAXABLE INCOME                                       TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX         4%       4 1/2%     5%       5 1/2%     6%       6 1/2%     7%
          RETURN          RETURN        BRACKET               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     ------------------------------------------------------------------------------------------------------------------------
   $      0 - 6,000  $     0 - 12,000       12.5%       4.57%     5.14%     5.71%     6.29%     6.86%    7.43%      8.00%
     6,000 - 28,400   12,000 - 47,450       17.4        4.84      5.45      6.05      6.66      7.26     7.87       8.47
    28,400 - 68,800  47,450 - 114,650       29.0        5.63      6.34      7.04      7.75      8.45     9.15       9.86
   68,800 - 143,500 114,650 - 174,700       32.0        5.88      6.62      7.35      8.09      8.82     9.56      10.29
  143,500 - 311,950 174,700 - 311,950       36.8        6.33      7.12      7.91      8.70      9.49    10.28      11.08
       Over 311,950      Over 311,950       40.3        6.70      7.54      8.38      9.21     10.05    10.89      11.73


OHIO
              TAXABLE INCOME                                       TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT          TAX         4%       4 1/2%     5%       5 1/2%      6%      6 1/2%     7%
          RETURN          RETURN       BRACKET*               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     -----------------------------------------------------------------------------------------------------------------------
   $      0 - 6,000                         11.3%       4.51      5.07      5.64      6.20      6.76     7.33       7.89
                     $     0 - 12,000       12.7        4.58      5.15      5.73      6.30      6.87     7.45       8.02
     6,000 - 28,400                         18.8        4.93      5.54      6.16      6.77      7.39     8.00       8.62
                       12,000 - 47,450      19.4        4.96      5.58      6.20      6.82      7.44     8.06       8.68
    28,400 - 68,800                         30.8        5.78      6.50      7.23      7.95      8.67     9.39      10.12
                      47,450 - 114,650      32.0        5.88      6.62      7.35      8.09      8.82     9.56      10.29
   68,800 - 143,500  114,650 - 174,700      34.8        6.13      6.90      7.67      8.44      9.20     9.97      10.74
  143,500 - 311,950  174,700 - 311,950      39.9        6.66      7.49      8.32      9.15      9.98    10.82      11.65
       Over 311,950       Over 311,950      43.2        7.04      7.92      8.80      9.68     10.56    11.44      12.32
-----------------
*The table does not reflect possible reductions in the State tax rates that may occur if the Director of Budget and Management determines that certain surplus revenues exist.


INVESTMENT GRADE MUNICIPAL TRUST
              TAXABLE INCOME                                       TAX-EXEMPT ESTIMATED CURRENT RETURN
     ----------------------------------        ---------------------------------------------------------------------------
          SINGLE           JOINT           TAX        4%       4 1/2%     5%       5 1/2%     6%       6 1/2%     7%
          RETURN          RETURN         BRACKET               EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
     -----------------------------------------------------------------------------------------------------------------------
   $       0 - 6,000 $      0 - 12,000      10.0%       4.44%     5.00%     5.56%     6.11%     6.67%    7.22%      7.78%
      6,000 - 28,400   12,000 - 47,450      15.0        4.71      5.29      5.88      6.47      7.06     7.65       8.24
     28,400 - 68,800  47,450 - 112,850      27.0        5.48      6.16      6.85      7.53      8.22     8.90       9.59
    68,800 - 143,500 114,650 - 174,700      30.0        5.71      6.43      7.14      7.86      8.57     9.29      10.00
   143,500 - 311,950 174,700 - 311,950      35.0        6.15      6.92      7.69      8.46      9.23    10.00      10.77
        Over 311,950      Over 311,950      38.6        6.51      7.33      8.14      8.96      9.77    10.59      11.40




   A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen sponsored unit investment trusts with inflation rates and with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully in the prospectus.


                            PENNSYLVANIA RISK FACTORS

   Economic Condition and Outlook. The Commonwealth of Pennsylvania ("Pennsylvania" or the "Commonwealth") historically has been identified as a heavy industry state, although that reputation has been changing as the industrial composition of Pennsylvania's economy continues to diversify into the service sector, including trade, medical and health services, education and financial institutions. Pennsylvania's agricultural industries are also an important component of the Commonwealth's economic structure, particularly in crop and livestock products as well as agribusiness and food related industries.

   Terrorist attacks conducted on U.S. soil on September 11, 2001, provided the catalyst for the national economy to enter into an economic recession. U.S. economic growth had been decelerating since mid-2000, especially in the industrial sector. The tenth recession of the postwar period began in March 2001. While economic growth resumed in 2002, the pace of economic growth so far has fluctuated widely and has weakened slightly during the fourth quarter of 2002. The recovery has been anticipated to be significantly slower in terms of economic growth than experienced with a normal recession. During most past recovery periods, growth has averaged between five and seven percent annually while the forecast for growth following the current recession is in the three to four percent range.

   The modest anticipated rate of economic growth reflects the uncertainty that currently exists about the national recovery. While current economic growth appears to have slowed, the economic outlook for the first two quarters of 2003 is good. Consumer and Federal spending have provided recent support to the economy. As other sectors of the economy improve, the recovery will broaden and economic growth will accelerate.

   The Pennsylvania economy is expected to closely follow the trends of the national economy. Substantial shifts in the composition of employment in Pennsylvania over the past decade should make its economy less sensitive to sharp cyclical changes in industrial production that previously would have magnified the effects of a national recession in Pennsylvania.

   The General Fund. The General Fund, the Commonwealth's largest operating fund, may be used to assess Pennsylvania's financial position and activities for the fiscal year ended June 30, 2002. It accounts for all revenues and other receipts that are not required by law to be accounted for or deposited in other special funds and reflects a significant portion of Commonwealth expenditures. Tax revenues, principally personal and corporate income and sales and use taxes, constitute approximately 56.5 percent of the General Fund budgetary basis revenues. The functional assignments for General Fund expenditures are: direction and supportive services, protection of persons and property, health and human services, public education, recreation and cultural enrichment, economic development, transportation and transfers to debt service funds for all obligations except those incurred for highway or other special revenue fund purposes.

   During the fiscal year ended June 30, 2002, total General Fund expenditures and other uses exceeded revenues and other sources by $193.6 and, at June 30, 2002, the Commonwealth reported an unreserved/undesignated fund balance (budgetary basis) of $142.8 in the General Fund. This compares to a budgetary basis fund balance of $336.4 (restated) at June 30, 2001. The budgetary basis results for the fiscal year ended June 30, 2002 include revenue collections totaling $32,952.5 less appropriation authorizations totaling $34,289.2, plus other net financing sources totaling $1,143. Included in the $34,289.2 appropriation authorizations are $88.8 of state supplemental appropriations and $198.6 in Federal supplemental appropriations authorized during the fiscal year ended June 30, 2002 (amounts in millions).

   Risk Management. The Commonwealth maintains ongoing training and information programs to reduce risks associated with employee injury and negligence, contract compliance, tort liabilities and property losses. The Commonwealth became self-insured for employee disability and medical claims on July 1, 1983. The Commonwealth is also self-insured for annuitant medical/hospital benefits and tort liabilities, including automobile, employee and transportation-related claims. Reserves have been established to fund self-insured claims. Third-party coverage is obtained for property losses in excess of $1 million per occurrence, to a limit of $100 million per occurrence. Coverage for property losses less than $1 million or more than $100 million is maintained through the Commonwealth's self-insurance program.

   Philadelphia. The City of Philadelphia ("Philadelphia") is the largest city in the Commonwealth, with an estimated 1998 population of 1.43 million according to the U.S. Bureau of the Census, ranking 6th in metropolitan areas of the U.S. Philadelphia functions both as a first class city and county for the purpose of administering various governmental programs.

   Ratings. All outstanding general obligation bonds of the Commonwealth of Pennsylvania are rated AA by Standard & Poor's Ratings Services; Aa2 by Moody's Investor's Service, Inc.; and AA by Fitch IBCA, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

   Local Issuances. It should be noted that the creditworthiness of obligations issued by local Pennsylvania issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth of Pennsylvania, and there is no obligation on the part of the Commonwealth to make payment on such local obligations in the event of default.

                                OHIO RISK FACTORS

   As described above, the Ohio Trust will invest most of its net assets in securities issued by or on behalf of (or in certificates of participation in lease-purchase obligations of) the State of Ohio, political subdivisions of the State, or agencies or instrumentalities of the State or its political subdivisions (Ohio Obligations). The Ohio Trust is therefore susceptible to general or particular economic, political or regulatory factors that may affect issuers of Ohio Obligations. The following information constitutes only a brief summary of some of the many complex factors that may have an effect. The information does not apply to "conduit" obligations on which the public issuer itself has no financial responsibility. This information is derived from official statements of certain Ohio issuers published in connection with their issuance of securities and from other publicly available information, and is believed to be accurate. No independent verification has been made of any of the following information.

   Generally, the creditworthiness of Ohio Obligations of local issuers is unrelated to that of obligations of the State itself, and the State has no responsibility to make payments on those local obligations.

   There may be specific factors that at particular times apply in connection with investment in particular Ohio Obligations or in those obligations of particular Ohio issuers. It is possible that the investment may be in particular Ohio Obligations, or in those of particular issuers, as to which those factors apply. However, the information below is intended only as a general summary, and is not intended as a discussion of any specific factors that may affect any particular obligation or issuer.

     Much of this information is as of March 25, 2003, particularly debt figures and other statistics. Ohio is the seventh most populous state. The Census count for 2000 was 11,353,140, up from 10,847,100 in 1990. While diversifying more into the service and other non-manufacturing areas, the Ohio economy continues to rely in part on durable goods manufacturing largely concentrated in motor vehicles and equipment, steel, rubber products and household appliances. As a result, general economic activity, as in many other industrially-developed states, tends to be more cyclical than in some other states and in the nation as a whole. Agriculture is an important segment of the economy, with over half the State's area devoted to farming and a significant portion of total employment in agribusiness.

     In earlier years, the State's overall unemployment rate was commonly somewhat higher than the national figure. For example, the reported 1990 average monthly State rate was 5.7%, compared to the 5.5% national figure. However, then through 1998 the annual State rates were below the national rates (4.3% vs. 4.5% in 1998), but were again slightly higher in 1999 (4.3% vs. 4.2%) and 2000 (4.1% vs. 4.0%) and then lower in 2001 (4.2% vs. 4.7%) and in 2002 (5.7% vs. 5.8%).
The unemployment rate and its effects vary among geographic areas of the State.

   There can be no assurance that future national, regional or state-wide economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of Ohio Obligations held in the Ohio Trust or the ability of particular obligors to make timely payments of debt service on (or lease payments relating to) those Obligations.

   The State operates on the basis of a fiscal biennium for its appropriations and expenditures, and is precluded by law from ending its July 1 to June 30 fiscal year (FY) or fiscal biennium in a deficit position. Most State operations are financed through the General Revenue Fund (GRF), for which the personal income and sales-use taxes are the major sources. Growth and depletion of GRF ending fund balances show a consistent pattern related to national economic conditions, with the ending FY balance reduced during less favorable and increased during more favorable economic periods. The State has well-established procedures for, and has timely taken, necessary actions to ensure resource/expenditure balances during less favorable economic periods such as the current fiscal biennium. Those procedures include general and selected reductions in appropriations spending.

   Recent biennium ending GRF balances were:

BIENNIUM                      FUND BALANCE                     CASH BALANCE
 1992-93                       $111,013,000                     $ 393,634,000
 1994-95                        928,019,000                     1,312,234,000
 1996-97                        834,933,000                     1,367,750,000
 1998-99                        976,778,000                     1,512,528,000
 2000-01                        219,414,000                       817,069,000

   Actions have been and may be taken by the State during less favorable economic periods (such as currently) to ensure resource/expenditure balances (particularly in the GRF), some of which are described below. None of those actions were or are being applied to appropriations or expenditures needed for debt service or lease payments relating to any State obligations.

   The following is a selective general discussion of State finances, particularly GRF receipts and expenditures, for the recent and the current bienniums.

   1992-93. State and national fiscal uncertainties necessitated several actions to achieve the ultimate GRF positive ending balances. An interim appropriations act was enacted effective July 1, 1991 that included appropriations for both years of the biennium for debt service and lease rental payments on obligations of the State payable from the GRF, even though most other GRF appropriations were made for only one month. The general appropriations act for the entire biennium was then passed on July 11, 1991. Included in the resources appropriated was $200,000,000 from the Budget Stabilization Fund (BSF) to the GRF.

   To address a projected Fiscal Year 1992 imbalance, the Governor ordered most State agencies to reduce GRF spending in the final six months of that Fiscal Year by a total of $184,000,000, the entire $100,400,000 BSF balance and additional amounts from certain other funds were transferred to the GRF, and other revenue and spending actions were taken. Steps to ensure positive biennium-ending GRF balances for Fiscal Year 1993 included the Governor ordering selected GRF spending reductions totaling $350,000,000 and tax revisions that produced additional revenue of $194,500,000. As a first step toward BSF replenishment, $21,000,000 from the GRF ending balance was deposited in the BSF.

   1994-95. Expenditures were below those authorized, primarily as the result of lower than expected Medicaid spending, and tax receipts (primarily auto sales/use) were significantly above estimates. Transfers from the biennium-ending GRF fund balance included $535,200,000 to the BSF and $322,800,000 to other funds, including a family services stabilization fund in anticipation of possible federal programs changes.

   1996-97. From a higher than forecasted mid-biennium GRF fund balance, $100,000,000 was transferred for elementary and secondary school computer network purposes and $30,000,000 to a new State transportation infrastructure fund. Approximately $400,800,000 served as a basis for temporary 1996 personal income tax reductions aggregating that amount. Of the GRF biennium-ending fund balance, $250,000,000 was directed to school buildings, $94,400,000 to the school computer network, $44,200,000 to school textbooks and instructional materials and a distance learning program, $34,400,000 to the BSF, and $262,900,000 to the State Income Tax Reduction Fund (ITRF).

   1998-99. GRF appropriations of approximately $36 billion provided for significant increases in funding for primary and secondary education. Of the first Fiscal Year (ended on June 30, 1998) ending fund balance of over $1.08 billion, approximately $701,400,000 was transferred to the ITRF, $200,000,000 into public school assistance programs, and $44,184,200 into the BSF. Of the GRF biennium-ending fund balance, $325,700,000 was transferred to school building assistance, $293,185,000 to the ITRF $85,400,000 to SchoolNet (a program to supply computers for classrooms), $4,600,000 to interactive video distance learning, and $46,374,000 to the BSF.

   2000-01. The State's financial situation varied substantially in the 2000-01 biennium. The first Fiscal Year (2000) of the biennium ended with a GRF cash balance of $1,506,211,000 and a fund balance of $855,845,000. A transfer of $49,200,000 from the balance increased the BSF to $1,002,491,000 (or 5% of GRF revenue for the preceding Fiscal Year). An additional $610,400,000 was transferred to the State Income Tax Reduction Fund.

   In the middle of the second year of the biennium, the State enacted supplemental appropriations of $645.3 million to address shortfalls in its Medicaid and disability assistance programs. The State's share of this additional funding was $247.6 million, with $125 million coming from Fiscal Year 2001 GRF spending reductions and the remainder from available GRF moneys. The reductions were implemented by OBM prior to March 1, 2001 by a 1 to 2% cut applying to most State departments and agencies. Expressly excluded from the reductions, in addition to debt service and rental payments relating to obligations, were elementary and secondary education.

   Then in March 2001 new preliminary lowered revenue estimates for Fiscal Year 2001 and for Fiscal Years 2002 and 2003 were announced. Based on indications that the Ohio economy continued to be affected by the national economic downturn, GRF revenue estimates for Fiscal Year 2001 were reduced by $288,000,000. In addition, OBM projected higher than previously anticipated Medicaid expenditures. Among the more significant steps taken to ensure the positive GRF ending fund balance at June 30, 2001 were further reductions in expenditures and appropriations spending (with the same exceptions mentioned above for debt service and education) and authorization to transfer by June 30, 2001 from the BSF to the GRF amounts necessary to ensure an ending GRF fund balance of $188,200,000 (representing the historical 0.5% year end cash flow allowance). The State ended Fiscal Year 2001 with a GRF fund balance of $219,414,000, making that transfer unnecessary.

   CURRENT BIENNIUM. Ongoing and rigorous consideration has been and continues to be given by the Governor and the General Assembly to revenues and expenditures for Fiscal Years 2002-03, primarily as a result of continuing economic conditions. Ongoing budgetary pressures have been primarily due to continuing lower than previously anticipated levels of receipts from certain major revenue sources.

   Prior consideration came in three general time frames - the June 2001 biennial appropriation act, then late fall and early winter 2001, and then May 2002. Significant remedial steps have included authorization to draw down and use the entire BSF balance, increased cigarette taxes, and use of tobacco settlement moneys previously earmarked for other purposes.

   The biennial GRF appropriations act passed in June 2001 provided for biennial GRF expenditures of approximately $45.1 billion without increases in any major State taxes. Some of the major program funding increases over the original appropriations for the preceding 2000-01 biennium were: Medicaid, 29%; primary and secondary education, 17%; adult and juvenile corrections, 6.2%; mental health and mental retardation, 2.8%; and higher education, 2.4%.

   That original appropriations act provided for the following uses of certain reserves, aimed at achieving Fiscal Year and biennium ending positive GRF fund balances, based on then current estimates and projections:

     o Transfer of up to $150,000,000 from the BSF to the GRF for increased Medicaid costs.

     o    An additional $10,000,000 from the BSF to an emergency purposes fund.

     o Transfer to the GRF in Fiscal Year 2002 of the entire $100,000,000 balance in the Family Services

     Stabilization Fund. Necessary GRF debt service and lease rental appropriations for the biennium were requested in the Governor's proposed budget, incorporated in the related appropriations bills as introduced, and included in the versions as passed by the House and the Senate and in the act as passed and signed. The same was true for separate appropriations acts that included lease-rental appropriations for certain OBA-financed projects for the departments of Transportation and Public Safety, and Bureau of Workers' Compensation.

   The Ohio economy continued to be negatively affected by the national economic downturn and by national and international events, and in October 2001 OBM lowered its GRF revenue estimates. Based on reduced revenue collections in certain categories (particularly personal income taxes and, at that time, sales taxes), OBM then projected GRF revenue shortfalls of $709,000,000 for Fiscal Year 2002 and $763,000,000 for current Fiscal Year 2003.

   Executive and legislative actions were taken based on those new estimates, including:

     o The Governor promptly ordered reduced appropriations spending by most State agencies (expressly excepted were appropriations for or relating to debt service on State obligations), and limits on hiring and major purchases. Reductions were at the annual rate of 6% for most State agencies (including higher education institutions), with lesser reductions for correctional and other institutional agencies, and with exemptions for primary and secondary education and the adjutant general.

     o December 2001 legislation, the more significant aspects of which included:

          o Authorizing transfer of up to $248,000,000 from the BSF to the GRF during the current biennium. This was in addition to the $160,000,000 in transfers from the BSF provided for in the original appropriations act (and would reduce the BSF balance to approximately $604,000,000).

          o Reallocating to the GRF a $260,000,000 portion of tobacco settlement receipts in Fiscal Years 2002 and 2003, intended to be replenished from settlement receipts in Fiscal Years 2013 and 2014.

          o Reducing appropriation spending authorizations for the legislative and judicial branches.

          o Making certain tax-related changes (including accelerating the time for certain payments).

          o Authorizing Ohio's participation in a multi-state lottery game, estimated to generate $41,000,000 in Fiscal Year 2003. This participation has begun, although litigation has sought, to date unsuccessfully, to enjoin the authorization on State constitutional grounds.

   Continuing economic conditions, among other factors, then led OBM in the spring of 2002 to project a higher than previously estimated GRF revenue shortfall. Among areas of continuing concern were lower than anticipated levels of receipts from personal income and corporate franchise taxes. These updated GRF shortfall estimates were approximately $763,000,000 in Fiscal Year 2002 and $1.15 billion in Fiscal Year 2003. Further executive and legislative actions were taken for Fiscal Year 2002 and will be taken as necessary to ensure a positive GRF fund balance for the biennium. In addition to further administrative and management steps, such as additional restraints on spending, those prior actions included legislation that provides for among other things:

          o Authorization of additional transfers to the GRF from the BSF of its entire previously unappropriated balance (over $604,000,000) as needed in Fiscal Years 2002 and 2003, and of $50,800,000 of unclaimed funds to the GRF.

          o $50,000,000 reduction in the Fiscal Year 2002 ending GRF balance (to $100,000,000 from its previously budgeted level of $150,000,000 to $100,000,000).

          o Increased cigarette tax by 31(cent) per pack (to a total 55(cent) a pack), estimated by OBM to produCe approximately $283,000,000 in Fiscal Year 2003.

          o Transfers to the GRF of $345,000,000 from tobacco settlement money received in Fiscal Years 2002 and 2003. That amount had previously been earmarked and appropriated for elementary and secondary school facilities construction; moneys for that purpose will instead by provided by way of $345,000,000 in additionally authorized general obligation bonds.

          o Extension of the State income tax to Ohio-based trusts (a "sunset" provision ends this tax December 31, 2004), and exemption of certain Ohio business taxes from recent federal tax law "economic stimulus changes" by modifying existing State law tie-ins to the federal tax base. The combination was and is estimated by OBM to produce approximately $283,000,000 in Fiscal Year 2003.

          o    Selective additional appropriation cuts for certain departments.

   Certain other provisions of the legislation are aimed at the future, rather than the current biennium, including the indexing of State income tax brackets to the Gross Domestic Product beginning in July 2005.

   Several categories of FY 2002 GRF tax receipts were below those receipts in the prior FY. Overall, GRF tax receipts in FY 2002 were 1.1% below those in FY 2001.

   FY 2002 nevertheless did end with positive GRF balances of $108,306,000
(fund) and $619,217,000 (cash). This was accomplished by the remedial steps described above, including the significant transfers from the BSF ($534,300,000) and from tobacco settlement moneys ($289,600,000). The FY ending BSF balance was $427,904,000, with all but $65,255,000 of that balance already committed and appropriated to GRF use if needed in FY 2003.

   On July 1, 2002, the first day of the new Fiscal Year, the Governor issued an executive order directing a total of approximately $375,000,000 in GRF spending cutbacks for Fiscal Year 2003 (based on prior appropriations) by agencies and departments in his administration, as well as limitations on hiring, travel and major purchases. This cutback order reflected and was consistent with prior budget balancing discussions between the Governor and General Assembly. Annual cutbacks ranged from generally 7.5% to 15%, with allocation of amounts and manners determined by the OBM Director in consultation with the affected agencies and departments. Excluded from those cutbacks were elementary and secondary education, higher education, alcohol and drug addiction services, and the adjutant general. Also expressly excluded are appropriations for debt service including lease rental contracts and all State office building rent, and ad valorem property tax relief payments (made to local taxing entities).

   Based on continuing reduced revenue collections (particularly, personal income taxes and sales tax receipts for the holidays) and projected additional Medicaid spending of $40,000,000, OBM in late January announced an additional GRF revenue shortfall of $720,000,000 for Fiscal Year 2003. The Governor ordered immediate additional reductions in appropriations spending expected to aggregate $121,600,000 of GRF savings through the end of the Fiscal Year (expressly excepted were appropriations for or relating to debt service on State obligations). The Governor also proposed for the General Assembly's prompt consideration the following additional revenue enhancements, transfers and expenditure reduction for Fiscal Year 2003 requiring legislative authorization to achieve the indicated financial effects as estimated by OBM:

          o A 2.5% reduction in local government fund distributions to most subdivisions and local libraries, producing an estimated $30,000,000 savings. This reduction is in addition to the prior local government fund distribution adjustments noted below.

          o Transfers to the GRF from unclaimed funds ($35,000,000) and various rotary funds ($21,400,000).

          o A one-month acceleration in sales tax collections by vendors filing electronically, to produce $286,000,000.

          o An additional increase in the cigarette tax of 45 cents per pack (to a total of $1.00 a pack), to produce approximately $140,000,000.

          o A doubling of the current taxes on spirituous liquor and beer and wine, to net an additional $18,700,000.

   The Governor proposed enactment of these legislative authorizations by March 1 in order to produce the indicated financial effects by the June 30 end of the Fiscal Year and biennium. The General Assembly gave its final approval on February 25 to legislation authorizing the first three elements (see above) of the Governor's proposal, but that legislation did not include the proposed additional taxes on cigarettes and spirituous liquor and beer and wine.

   OBM projected that the Governor's proposal to the General Assembly and the additional expenditure reductions ordered by the Governor in January, coupled with the previously authorized transfer to the GRF of the uncommitted balance in the BSF ($65,255,000), would result in positive GRF fund balance at June 30, 2003. To offset the General Assembly's enactment of legislation that did not include the proposed additional taxes on cigarettes and liquor, beer and wine, the Governor has ordered additional reductions in GRF appropriations spending aggregating $142.5 million for the balance of Fiscal Year 2003. Included are reductions (generally at an annualized rate of 2.5%) of $90.6 million in State foundation and parity aid to school districts and an additional $9.3 million in Department of Education administration spending, $39.2 million in instructional support to higher education institutions, and other selected reductions totaling $3.4 million. The Governor has also identified approximately $20 million in excess food stamp administration funds available to offset the need for further expenditure reductions. Expressly excepted from reductions are appropriations for or relating to debt service on State obligations. The foregoing expenditure reductions to elementary and secondary education are being contested in a March 17, 2003 filing in the Ohio Supreme Court. It is not possible at this time to state what or when the Court's response will be to that filing, or what effect it may have on the State's overall financial condition (particularly in the current fiscal biennium).

   All of the revenue enhancements proposed by the Governor in late January are also incorporated into the Executive Budget for the 2004-05 biennium (released on February 3), together with other measures including proposed adjustments in bases of and rates for taxes that are significant sources of GRF receipts. That Executive Budget proposal, which includes all necessary GRF debt service and lease rental amounts for the biennium, is accessible via OBM's home page on the Internet at http://www.state.oh.us/obm. That budget proposal will be reflected in appropriations legislation to be introduced in and considered for enactment by both houses of the General Assembly.

   As discussed above, the State is effectively precluded by law (including its Constitution) from ending a Fiscal Year or a biennium in a "deficit" position. The Governor and his administration, and the General Assembly, continue to monitor developments on both the revenue and expenditure sides and evaluate pending and further actions to respond to financial developments to ensure a positive GRF ending fund balance.

   Additional appropriations actions, affecting most subdivisions and local libraries in the State, relate to the various local government assistance funds. The original appropriations act capped the amount to be distributed in Fiscal Years 2002 and 2003 to essentially the equivalent monthly payment amounts in Fiscal Years 2000 and 2001. Subsequent legislation amended the level to the lesser of those prior Fiscal Year amounts or the amount that would have been distributed under the standard formula.

   Litigation pending in the Ohio Court of Claims contests the Ohio Department of Human Services (ODHS, now Ohio Department of Job and Family Services) former Medicaid financial eligibility rules for married couples when one spouse is living in a nursing facility and the other resides in the community. ODHS promulgated new eligibility rules effective January 1, 1996. ODHS appealed an order of the federal court directing it to provide notice to persons potentially affected by the former rules from 1990 through 1995, and the Court of Appeals ruled in favor of ODHS; plaintiff's petition for certiorari was not granted by the U.S. Supreme Court. As to the Court of Claims case, it is not possible to state the period (beyond the current Fiscal Year) during which necessary additional Medicaid expenditures would have to be made. Plaintiffs have estimated total additional Medicaid expenditures at $600,000,000 for the retroactive period and, based on current law, it is estimated that the State's share of those additional expenditures would be approximately $240,000,000. The Court of Appeals has certified the class action and notice has been sent to the members of the class. Discovery is completed and trial for liability only commenced January 13, 2003.

   OBM expenditure estimates do not include additional expenditures that might be required pursuant to the latest Ohio Supreme Court decision in the school funding litigation discussed below.

   The incurrence or assumption of debt by the State without a popular vote is, with limited exceptions, prohibited by the State Constitution. The State may incur debt to cover casual deficits or to address failures in revenues or to meet expenses not otherwise provided for, but limited in amount to $750,000. The Constitution expressly precludes the State from assuming the debts of any county, city, town or township, or of any corporation. (An exception in both cases is for debts incurred to repel invasion, suppress insurrection, or defend the State in war.) The Constitution provides that "Except the debts above specified . . . no debt whatever shall hereafter be created by, or on behalf of the state."

   By 17 constitutional amendments approved from 1921 to present, Ohio voters have authorized the incurrence of State debt and the pledge of taxes or excises to its payment. All related to capital facilities financing, except for three that funded bonuses for veterans and one that funded coal technology research and development. Currently, tax-supported debt is authorized to be incurred for the following purposes: highways, local infrastructure, coal development, natural resources, higher education, common schools, and conservation, all as discussed below.

   A 1999 constitutional amendment provides an annual debt service "cap" applicable to future issuances of State general obligation bonds and other State direct obligations payable from the GRF or net State lottery proceeds. Generally, those new bonds may not be issued if future Fiscal Year debt service on those new and the then outstanding bonds of those categories would exceed 5% of the total estimated GRF revenues plus net State lottery proceeds during the Fiscal Year of issuance. Those direct obligations of the State include, for example, special obligation bonds issued by the Ohio Building Authority and the Treasurer of State, and previously by the Ohio Public Facilities Commission
(OPFC), as described below and that are paid from GRF appropriations, but exclude bonds such as highway bonds that are paid from highway user receipts. Pursuant to the amendment and implementing legislation, the Governor has designated the OBM Director as the State official to make the 5% determinations and certifications. Application of the cap may be waived in a particular instance by a three-fifths vote of each house of the General Assembly and may be changed by future constitutional amendments.

   To assist in the financing of selected highway infrastructure projects, the State has used financing arrangements that call for State payments to be made from federal transportation funds allocated to the State. OBM estimates the highest future Fiscal Year payments under those current arrangements to be $62,376,425. In the event of any insufficiency in those anticipated federal allocations to make payments on State bonds, the payments are to be made from any lawfully available moneys appropriated to ODOT for the purpose, and in the case of continued insufficiency the ODOT Director is to request a General Assembly appropriation for the purpose.

   State agencies also have participated in office building and non-highway transportation projects that have some local as well as State use and benefit, in connection with which the State has entered into lease-purchase agreements with terms ranging from 7 to 20 years. Certificates of participation (COPs) are issued that represent fractionalized interests in or are payable from the State's anticipated payments. OBM estimates the highest future Fiscal Year payments under those agreements, which are primarily made from GRF appropriations, to be $4,603,524.

   Payments by the State under those agreements and financing arrangements are subject to biennial appropriations by the General Assembly, with the lease or payment terms as to the State being two years subject to renewal if appropriations are made. The number and amount of indirect obligations issued in connection with those agreements and arrangements have varied and will continue to vary. Generally, the OBM Director's approval of those agreements and arrangements is required, particularly if there are to be publicly offered indirect obligations representing fractionalized interests in or payable from the State's anticipated payments.

   A statewide economic development program assists the financing of facilities for industry, commerce, research and distribution by providing loans and loan guarantees. The law authorizes the issuance of State bonds and notes secured by a pledge of portions of the State profits from liquor sales. The General Assembly has authorized the issuance of these obligations with a general maximum of $300,000,000 to be outstanding at any one time (excluding bonds issued to meet guarantees, but less any amount by which 4% of the unpaid principal amount of guaranteed loan payments exceeds the funded amount applicable to the guarantees). The aggregate amount from the liquor profits to be used in any Fiscal Year in connection with these bonds (except for bonds issued to meet guarantees) may not exceed $25,000,000 under present law. The total of unpaid guaranteed loan amounts and unpaid principal of direct loans may not exceed $500,000,000. A 1996 issue of $168,740,000 ($142,140,000 outstanding) of taxable bonds refunded outstanding bonds and provided additional moneys for the program. $101,980,000 of taxable forward purchase bonds were issued in 1998 to refund, as of 2006, term bonds of the 1996 issue stated to mature in 2016 and 2021. The highest future Fiscal Year debt service on the outstanding bonds of those issues, which are payable through 2021, is $16,166,827 in 2008.

   Certain State agencies issue revenue bonds that are payable from revenues from or relating to revenue producing facilities, such as those issued by the Ohio Turnpike Commission. By judicial interpretation, such revenue bonds do not constitute "debt" under the constitutional provisions described above. The Constitution authorizes State bonds for certain housing purposes (issued by the Ohio Housing Finance Agency) to which tax moneys may not be obligated or pledged.

   Local school districts in Ohio receive a major portion (state-wide aggregate of less than 50% in FY 2002) of their operating moneys from State subsidies, but are dependent on local property taxes, and in 127 districts on voter-authorized income taxes, for significant portions of their budgets.

   Litigation, similar to that in other states, has been pending in Ohio courts since 1991 questioning the constitutionality of Ohio's system of school funding and compliance with the constitutional requirement that the State provide a "thorough and efficient system of common schools". On December 11, 2002, the Ohio Supreme Court, in a 4-3 decision on a motion to reconsider its own decision rendered in September 2001, concluded (as it had in its 1997 and 2000 opinions in that litigation) that the State did not comply with that requirement, even after again noting and crediting significant State steps in recent years. The Court directed the General Assembly "to enact a school-funding scheme that is thorough and efficient, as explained in [its prior decisions in 1997 and 2000], and the accompanying concurrences".

   In its prior decisions, the Court stated as general base threshold requirements that every school district have enough funds to operate, an ample number of teachers, sound and safe buildings, and equipment sufficient for all students to be afforded an educational opportunity.

   With particular respect to funding sources, the Court concluded in 1997 and 2000 that property taxes no longer may be the primary means of school funding in Ohio.

   On March 4, 2003, the plaintiffs filed with the original trial court a motion to schedule and conduct a conference to address compliance with court orders in that case, and on March 7 the State filed a motion in the Supreme Court to preclude the trial court's consideration of that motion by the plaintiffs. It is not possible at this time to state what or when the courts' responses will be to those motions, or what or when the General Assembly's further responses will be, or what effect they or any related actions may have on the State's overall financial condition (particularly in the current fiscal biennium) or on specific State operations or functions.

   The General Assembly has taken several steps, including significantly increasing State funding for public schools, as discussed below. In addition, at the November 1999 election electors approved a constitutional amendment authorizing the issuance of State general obligation debt for school buildings and for higher education facilities. December 2000 legislation addressed certain mandated programs and reserves, characterized by the plaintiffs and the Court as "unfunded mandates."

   A small number of the State's 612 local school districts have in any year required special assistance to avoid year-end deficits. A now superseded program provided for school district cash need borrowing directly from commercial lenders, with diversion of State subsidy distributions to repayment if needed. The annual number of loans under this program ranged from 10 to 44, and the aggregate annual dollar amount of loans ranged from over $11 million to over $113 million (including $90 million to one for restructuring its prior loans). Under a restructured solvency assistance program, in FY 2001 four districts received approximately $3.8 million. The program was further modified in December 2000 to allow districts that experience an unforeseen catastrophic event to apply for a catastrophic grant. In FY 2002, three districts received catastrophic grants totaling $2.56 million and one district received a solvency advance in the amount of $421,000.

   Ohio's 943 incorporated cities and villages rely primarily on property and municipal income taxes to finance their operations. With other subdivisions, they also receive local government support and property tax relief moneys from State resources.

   For those few municipalities and school districts that on occasion have faced significant financial problems, there are statutory procedures for a joint State/local commission to monitor the fiscal affairs and for development of a financial plan to eliminate deficits and cure any defaults. (Similar procedures have recently been extended to counties and townships.) Nine municipalities and one township are in "fiscal emergency" status and five municipalities in preliminary "fiscal watch" status, and a school district "fiscal emergency" provision is applied to three districts with five on preliminary "fiscal watch" status.

   At present the State itself does not levy ad valorem taxes on real or tangible personal property. Those taxes are levied by political subdivisions and other local taxing districts. The Constitution has since 1934 limited to 1% of true value in money the amount of the aggregate levy (including a levy for unvoted general obligations) of ad valorem property taxes on particular property by all overlapping subdivisions, without a vote of the electors or a municipal charter provision, and statutes limit the amount of that aggregate levy without a vote or charter provision to 10 mills per $1 of assessed valuation (commonly referred to as the "ten-mill limitation"). Voted general obligations of subdivisions are payable from property taxes that are unlimited as to amount or rate.


                       ESTIMATED CASH FLOWS TO UNITHOLDERS

   The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying bonds prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.



   PENNYLVANIA
      MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ----------------------------------------------------------------------------------------------------------------
      May          2003                                  $ 4.78                                          $  4.78
      June         2003  - March      2011                 3.59                                             3.59
      April        2011                                    3.35                  $ 71.06                   74.41
      May          2011  - September  2011                 3.30                                             3.30
      October      2011                                    3.24                    45.80                   49.04
      November     2011  - July       2013                 3.11                                             3.11
      August       2013                                    2.58                   157.93                  160.51
      September    2013  - June       2018                 2.47                                             2.47
      July         2018                                    2.33                   126.34                  128.67
      August       2018  - September  2028                 1.99                                             1.99
      October      2028                                    1.81                   157.93                  159.74
      November     2028  - January    2029                 1.38                                             1.38
      February     2029                                    1.21                   157.93                  159.14
      March        2029                                     .63                   157.93                  158.56
      April        2029  - March      2033                  .20                                              .20
      April        2033                                                            78.92                   78.92



      SEMI-ANNUAL
               DISTRIBUTION DATES
                (EACH JANUARY AND                      ESTIMATED                 ESTIMATED               ESTIMATED
                   JULY UNLESS                         INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ----------------------------------------------------------------------------------------------------------------
      July         2003                                  $12.09                                          $ 12.09
      January      2004  - January    2011                21.76                                            21.76
      April        2011                                                          $ 71.06                   71.06
      July         2011                                   20.65                                            20.65
      October      2011                                                            45.80                   45.80
      January      2012                                   19.40                                            19.40
      July         2012  - July       2013                18.90                                            18.90
      August       2013                                                           157.93                  157.93
      January      2014                                   15.14                                            15.14
      July         2014  - January    2018                15.03                                            15.03
      July         2018                                   14.88                   126.34                  141.22
      January      2019  - July       2028                12.09                                            12.09
      October      2028                                                           157.93                  157.93
      January      2029                                   10.07                                            10.07
      February     2029                                                           157.93                  157.93
      March        2029                                                           157.93                  157.93
      July         2029                                    2.72                                             2.72
      January      2030  - January    2033                 1.28                                             1.28
      April        2033                                     .38                    78.96                   79.34




   OHIO
      MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ----------------------------------------------------------------------------------------------------------------
      May          2003                                  $ 4.83                                          $  4.83
      June         2003  - November   2009                 3.62                                             3.62
      December     2009                                    3.51                  $ 31.27                   34.78
      January      2010                                    3.42                    62.56                   65.98
      February     2010  - May        2010                 3.24                                             3.24
      June         2010                                    3.17                    61.00                   64.17
      July         2010  - December   2010                 3.00                                             3.00
      January      2011                                    2.81                   156.39                  159.20
      February     2011  - November   2011                 2.37                                             2.37
      December     2011                                    2.27                    78.20                   80.47
      January      2012  - May        2012                 2.05                                             2.05
      June         2012                                    1.97                    62.56                   64.53
      July         2012  - November   2012                 1.80                                             1.80
      December     2012                                    1.43                   109.48                  110.91
      January      2013  - May        2013                 1.35                                             1.35
      June         2013                                    1.26                    78.20                   79.46
      July         2013  - May        2026                 1.05                                             1.05
      June         2026                                     .88                   156.39                  157.27
      July         2026  - November   2027                  .48                                              .48
      December     2027                                     .31                   156.40                  156.71


      SEMI-ANNUAL
               DISTRIBUTION DATES
                (EACH JANUARY AND                      ESTIMATED                 ESTIMATED               ESTIMATED
                   JULY UNLESS                         INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ----------------------------------------------------------------------------------------------------------------
      July         2003                                  $12.19                                          $ 12.19
      January      2004  - July       2009                21.95                                            21.95
      December     2009                                                          $ 31.27                   31.27
      January      2010                                   21.63                    62.56                   84.19
      June         2010                                                            61.00                   61.00
      July         2010                                   19.33                                            19.33
      January      2011                                   18.00                   156.39                  174.39
      July         2011                                   14.36                                            14.36
      December     2011                                                            78.20                   78.20
      January      2012                                   13.94                                            13.94
      June         2012                                                            62.56                   62.56
      July         2012                                   12.11                                            12.11
      December     2012                                                           109.48                  109.48
      January      2013                                   10.09                                            10.09
      June         2013                                                            78.20                   78.20
      July         2013                                    7.84                                             7.84
      January      2014  - January    2026                 6.41                                             6.41
      June         2026                                                           156.39                  156.39
      July         2026                                    5.67                                             5.67
      January      2027  - July       2027                 2.97                                             2.97
      December     2027                                    2.30                   156.40                  158.70


   IGMT
      MONTHLY
                                                       ESTIMATED                 ESTIMATED               ESTIMATED
               DISTRIBUTION DATES                      INTEREST                  PRINCIPAL                 TOTAL
                  (EACH MONTH)                       DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ----------------------------------------------------------------------------------------------------------------
      May          2003                                  $ 5.59                                          $  5.59
      June         2003  - September  2008                 4.20                                             4.20
      October      2008                                    4.12                  $ 56.77                   60.89
      November     2008  - June       2011                 3.93                                             3.93
      July         2011                                    3.69                   161.41                  165.10
      August       2011                                    3.14                                             3.14
      September    2011                                    3.07                    55.67                   58.74
      October      2011  - November   2011                 2.90                                             2.90
      December     2011                                    2.48                   112.43                  114.91
      January      2012  - March      2012                 2.39                                             2.39
      April        2012                                    2.32                    55.66                   57.98
      May          2012                                    2.16                                             2.16
      June         2012                                    1.70                   111.32                  113.02
      July         2012  - October    2012                 1.61                                             1.61
      November     2012                                    1.57                    33.40                   34.97
      December     2012                                    1.36                    72.36                   73.72
      January      2013  - February   2013                 1.12                                             1.12
      March        2013                                     .98                   111.32                  112.30
      April        2013  - March      2028                  .66                                              .66
      April        2028                                     .57                    29.50                   30.07
      May          2028  - November   2028                  .55                                              .55
      December     2028                                     .51                    11.13                   11.64
      January      2029  - August     2029                  .50                                              .50
      September    2029                                     .08                   111.32                  111.40
      October      2029  - April      2032                  .00                                              .00
      May          2032                                                            16.12                   16.12


      SEMI-ANNUAL
               DISTRIBUTION DATES
                 (EACH JUNE AND                        ESTIMATED                 ESTIMATED               ESTIMATED
                 DECEMBER UNLESS                       INTEREST                  PRINCIPAL                 TOTAL
              OTHERWISE SPECIFIED)                   DISTRIBUTION              DISTRIBUTION            DISTRIBUTION
      ----------------------------------------------------------------------------------------------------------------
      June         2003                                  $ 9.87                                          $  9.87
      December     2003  - June       2008                25.40                                            25.40
      October      2008                                                          $ 56.77                   56.77
      December     2008                                   24.78                                            24.78
      June         2009  - June       2011                23.80                                            23.80
      July         2011                                                           161.41                  161.41
      September    2011                                                            55.67                   55.67
      December     2011                                   18.35                   112.43                  130.78
      April        2012                                                            55.66                   55.66
      June         2012                                   13.51                   111.32                  124.83
      November     2012                                                            33.40                   33.40
      December     2012                                    9.51                    72.36                   81.87
      March        2013                                                           111.32                  111.32
      June         2013                                    5.28                                             5.28
      December     2013  - December   2027                 4.00                                             4.00
      April        2028                                                            29.50                   29.50
      June         2028                                    3.70                                             3.70
      December     2028                                    3.32                    11.13                   14.45
      June         2029                                    3.07                                             3.07
      September    2029                                                           111.32                  111.32
      December     2029                                    1.11                                             1.11
      June         2030  - December   2031                  .00                                              .00
      May          2032                                                            16.13                   16.13







                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment of Registration Statement comprises the following papers and documents:

              The facing sheet
              The prospectus and the signatures
              The consents of independent public accountants and legal counsel

     The following exhibits:

     1.1  Trust Agreement.

    1.1.1 Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Municipal Series 347 (File No. 333-57686) dated May 3, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.5 Form of Agreement Among Underwriters. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 of Insured Municipals Income Trust, 228th Insured Multi-Series (File No. 333-37091) as filed on January 29, 1998.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     3.2 Opinion and consent of counsel as to the Federal and Pennsylvania tax status of the securities being registered.

     3.3 Opinion and consent of counsel as to the New York tax status of the Trusts under New York law.

     3.4 Opinion and consent of counsel as to the Ohio tax status of the Trusts under Ohio law.

     4.1  Consent of J.J. Kenny Co., Inc.

     4.2  Consent of Grant Thornton LLP.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 369 (File No. 333-101485) dated December 3, 2002.

     7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 369 (File No. 333-101485) dated December 3, 2002.


                                   SIGNATURES

     The Registrant, Van Kampen Focus Portfolios, Municipal Series 427, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235, Series 265, Series 314 and Series 366 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Municipal Series 427 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 26th day of March, 2003.


                VAN KAMPEN FOCUS PORTFOLIOS, MUNICIPAL SERIES 427


                                                            By /s/ Gina Costello
                                                      --------------------------
                                                                  Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on March 26, 2003 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Mitchell M. Merin                   Chairman, Chief Executive Officer         )

A. Thomas Smith III                 Managing Director                         )

John L. Sullivan                    Executive Director                        )

David M. Swanson                    Managing Director                         )

John H. Zimmermann, III             President                                 )

                                                               /s/ GINA COSTELLO
                                                          ----------------------
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------

     *An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference.